                                                                  EXHIBIT (d)(1)

                         OFFER TO PURCHASE FOR CASH BY

                            HILITE INDUSTRIES, INC.

                   ALL OUTSTANDING SHARES OF ITS COMMON STOCK
                                       AT
                              $14.25 NET PER SHARE
                            ------------------------

     THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, MAY 28, 1999, UNLESS THE OFFER IS EXTENDED.
                            ------------------------

     Hilite Industries, Inc., a Delaware corporation (the "Company"), is offering to purchase all outstanding shares of its common stock, $.01 par value per share ("Shares"), for $14.25 per Share, net to seller in cash (such amount, or any greater amount per Share paid pursuant to the offer, being referred to herein as the "Offer Price"), upon the terms and subject to the conditions set forth in this offer to purchase and in the related letter of transmittal (which together constitute the "Offer").

     The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer at least 2,510,101 Shares (the "Minimum Condition"), which constitutes a majority of the outstanding Shares on a fully diluted basis, and the Company obtaining the Debt Financing (as defined herein) arranged for its benefit by Buyer (as defined herein). Pursuant to the Stockholders Agreement (as defined herein), the Continuing Stockholders (as defined herein) have agreed to tender and not withdraw in the aggregate approximately 73% of the outstanding Shares on a fully diluted basis. See "The Merger Agreement and the Stockholders Agreement".

     The Board of Directors of the Company (the "Board") and the Disinterested Directors (as defined herein) have each unanimously determined, after giving careful consideration to a number of factors, that the Offer and the Merger (as defined herein) are fair to, and in the best interests of, the stockholders of the Company, and have each unanimously approved the Merger Agreement and the transactions contemplated thereby including the Offer at the Offer Price, the Stock Purchase (as defined herein) and the Merger. The Board and the Disinterested Directors each recommends that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

     Bowles Hollowell Conner, a division of First Union Capital Market Corp., has delivered to the Board its written opinion, dated April 26, 1999, to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Offer Price and the Merger Consideration (as defined herein) to be received in the Offer and the Merger by the holders of Shares (other than Continuing Stockholders with respect to their retained Shares) was fair, from a financial point of view, to such holders.

                                   IMPORTANT

     ANY STOCKHOLDER DESIRING TO TENDER ALL OR ANY PORTION OF SUCH STOCKHOLDER'S SHARES SHOULD EITHER (1) COMPLETE AND SIGN THE LETTER OF TRANSMITTAL IN ACCORDANCE WITH THE INSTRUCTIONS IN THE LETTER OF TRANSMITTAL AND MAIL OR DELIVER IT TOGETHER WITH THE CERTIFICATE(S) EVIDENCING TENDERED SHARES, AND ANY OTHER REQUIRED DOCUMENTS, TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY (THE "DEPOSITARY") (AT THE DEPOSITARY'S ADDRESS SET FORTH ON THE BACK COVER OF THIS OFFER TO PURCHASE) OR TENDER SUCH SHARES PURSUANT TO THE PROCEDURE FOR BOOK-ENTRY TRANSFER SET FORTH IN "THE TENDER OFFER -- SECTION 3. PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES" OR (2) REQUEST SUCH STOCKHOLDER'S BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE TO EFFECT THE TRANSACTION FOR SUCH STOCKHOLDER.

     The Shares are listed and traded on the Nasdaq National Market. On April 26, 1999, the last full day of trading prior to the announcement of the Offer, the closing sale price of the Shares on Nasdaq was $10 7/8 per Share. On April 30, 1999, the last full trading day prior to the commencement of the Offer, the closing sale price of the Shares on Nasdaq was $ 13 11/16 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

     Any stockholder who desires to tender Shares and whose certificates evidencing such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedure for guaranteed delivery set forth in "THE TENDER OFFER -- Section 3. Procedures for Accepting the Offer and Tendering Shares".

     Questions or requests for assistance may be directed to Morrow & Co., Inc., the Information Agent, or First Union Capital Markets Corp., the Dealer Manager, at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

     THE TRANSACTIONS (AS DEFINED HEREIN) HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTIONS NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                            ------------------------

                      The Dealer Manager for the Offer is:

                       FIRST UNION CAPITAL MARKETS CORP.

May 3, 1999

                               TABLE OF CONTENTS

INTRODUCTION................................................    1
SPECIAL FACTORS.............................................    3
  Background of the Transactions............................    3
  Recommendation of the Disinterested Directors and the
     Board; Fairness of the Transactions....................    7
  Opinion of Bowles Hollowell...............................    8
  Purposes and Reasons of the Company for the
     Transactions...........................................   11
  Purposes and Reasons of Buyer and the Continuing
     Stockholders for the Transactions......................   11
  Position of Buyer and the Continuing Stockholders
     Regarding Fairness of the Transactions.................   11
  Recapitalization..........................................   12
  Interests of Certain Persons in the Transactions..........   12
  The Stock Subscription Agreements.........................   13
  Cautionary Statement Concerning Forward-Looking Statements
     and Company Financial Projections......................   13
  Plans for the Company after the Transactions; Certain
     Effects of the Transactions............................   14
  Rights of the Stockholders in the Transactions............   15
  The Merger Agreement and the Stockholders Agreement.......   16
  Related Party Transactions................................   25
  Beneficial Ownership of Common Stock......................   25
  Transactions and Arrangements Concerning the Shares.......   27
THE TENDER OFFER............................................   28
  1.  Terms of the Offer; Expiration Date...................   28
  2.  Acceptance for Payment and Payment for Shares.........   29
  3.  Procedures for Accepting the Offer and Tendering
     Shares.................................................   30
  4.  Withdrawal Rights.....................................   32
  5.  Certain U.S. Federal Income Tax Consequences..........   32
  6.  Price Range of Shares; Dividends......................   33
  7.  Certain Information Concerning the Company............   33
  8.  Recent Developments...................................   34
  9.  Summary Historical Financial Information..............   34
  10. Financing of the Transactions.........................   35
  11. Effect of the Transactions on the Market for the
     Shares; Exchange Act Registration......................   38
  12. Certain Conditions to the Offer.......................   39
  13. Certain Legal Matters and Regulatory Approvals........   40
  14. Fees and Expenses.....................................   42
  15. Certain Information Concerning Buyer and Merger
     Subsidiary.............................................   43
  16. Recapitalization Accounting...........................   44
  17. Miscellaneous.........................................   44

SCHEDULE I.   Directors and Executive Officers of the Company
SCHEDULE II.  Opinion of Bowles Hollowell
SCHEDULE
  III.        Section 262 of the General Corporation Law of the State of
              Delaware
SCHEDULE IV.  Audited Financial Statements (and Related Notes) for the
              Company as of June 30, 1998 and June 30, 1997 and for the three years ended June 30, 1998
SCHEDULE V. Unaudited Balance Sheet for the Company as of March 31, 1999 and June 30, 1998, the Statements of Operations for the Three and Nine-Month Periods ended March 31, 1999 and 1998 and Statements of Cash Flows for the Nine-Month Periods
              Ended March 31, 1999 and 1998

To the Holders of Common Stock of
Hilite Industries, Inc.:

                                  INTRODUCTION

     Hilite Industries, Inc., a Delaware corporation (the "Company"), hereby offers to purchase all outstanding shares of its common stock, $.01 par value per share ("Shares"), at a price of $14.25 per Share, net to seller in cash (such amount, or any greater amount per Share paid pursuant to the Offer, being referred to herein as the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer. Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Company pursuant to the Offer. The Company will pay all charges and expenses of Bowles Hollowell Conner, a division of First Union Capital Markets Corp., which is acting as financial advisor to the Company, First Union Capital Markets Corp., which is acting as the dealer manager for the Offer (the "Dealer Manager"), Continental Stock Transfer & Trust Company, which is acting as the depositary for the Offer (the "Depositary") and Morrow & Co., Inc., which is acting as information agent for the Offer (the "Information Agent") incurred in connection with the Offer. See "THE TENDER OFFER -- Section 14. Fees and Expenses". If the Transactions are not consummated, certain of the fees related to the Transactions will be paid by the Buyer.

     The Shares are currently listed and traded on the Nasdaq National Market under the symbol "HILI". On April 26, 1999, the last full day of trading prior to the announcement of the Offer, the closing sale price of the Shares on Nasdaq was $10 7/8 per Share. On April 30, 1999, the last full trading day prior to the commencement of the Offer, the closing sale price of the Shares on Nasdaq was $13 11/16 per Share. Stockholders are urged to obtain a current market quotation for the Shares. The consummation of the Transactions (as defined herein) would result in: (i) the delisting of the Shares from Nasdaq, (ii) the Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act (as defined herein), (iii) a change in the composition of the present board of directors and executive officers of the Company and (iv) a change in the capitalization of the Company.

     The purpose of the Transactions is (i) to enable Hilite Holdings, LLC, a Delaware limited liability company ("Buyer"), to obtain, in the aggregate, majority ownership in the Company and (ii) to provide the Company's stockholders with liquidity for their Shares by enabling them to sell their Shares at a fair price and at a premium over recent market prices more quickly than through alternative transaction structures that had been considered. See "THE TENDER OFFER -- Section 6. Price Range of Shares; Dividends and Distributions" and "SPECIAL FACTORS -- Recommendation of the Disinterested Directors and Board; Fairness of the Transactions".

     The Company, Buyer and Hilite Mergeco, Inc., a Delaware corporation and wholly-owned subsidiary of Buyer ("Merger Subsidiary"), entered into an Agreement and Plan of Merger, dated as of April 26, 1999 (the "Merger Agreement"). Pursuant to the Merger Agreement, Buyer agreed to purchase after the expiration of the Offer but immediately prior to the consummation of the Offer 1,681,414 newly-issued Shares (the "Stock Purchase") at a per Share price equal to the Offer Price. The Stock Purchase will provide the Company with a portion of the funds needed to consummate the Offer and the Merger (as defined herein) and it is anticipated that the remainder of the funds needed to consummate the Offer and the Merger and to pay all related fees and expenses will be obtained by the Company through financing arranged for its benefit by Buyer, consisting of (i) borrowings under a $65 million senior secured credit facility and (ii) the proceeds from the sale of $15.0 million of 12.5% senior unsecured subordinated notes (collectively, the "Debt Financing"). See "SPECIAL FACTORS -- The Merger Agreement and Stockholder Agreement" and "TENDER OFFER --
Section 8. Financing of the Offer and the Merger".

     The Offer is being made pursuant to the Merger Agreement which provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement, in accordance with the requirements of the General Corporation Law of the State of Delaware, Merger Subsidiary will be merged with and into the Company (the "Merger" and, together with the Offer and the Stock Purchase, the "Transactions"), with the Company as the surviving corporation of the Merger (the "Surviving Corporation"). At the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than certain Shares owned by the James E. Lineberger, Jr. Trust, the Geoffry S. Lineberger Trust, the Christopher Lineberger Trust, the Brady Family Limited Partnership and certain members of the Company's management (collectively, "Continuing Stockholders") and Buyer (see "SPECIAL FACTORS -- The Merger Agreement and Stockholders Agreement"), will be canceled and converted automatically into the right to receive $14.25 in cash, or any higher price that may be paid per Share pursuant to the Offer, without interest (the "Merger Consideration"), subject to dissenters' rights. Shares owned by any wholly-owned subsidiary of the Company and Shares owned by Merger Subsidiary will be canceled. Each share of Merger Subsidiary will be converted into one share of Surviving Corporation. The Merger Agreement is more fully described in "SPECIAL FACTORS -- The Merger Agreement and Stockholders Agreement". NO DISSENTERS' RIGHTS ARE AVAILABLE IN CONNECTION WITH THE OFFER. See "SPECIAL FACTORS -- Rights of the Stockholders in the Transactions". Stockholders who fully comply with the statutory dissenters' procedures under Delaware law, the relevant portions of which are attached to this Offer to Purchase as SCHEDULE III, will be entitled to receive, in connection with the Merger, cash for the fair value of their Shares as determined pursuant to the procedures prescribed by Delaware law.

     THE BOARD AND THE COMPANY'S THREE OUTSIDE DIRECTORS (THE "DISINTERESTED DIRECTORS") HAVE EACH UNANIMOUSLY DETERMINED, AFTER GIVING CAREFUL CONSIDERATION TO A NUMBER OF FACTORS, THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY, AND HAVE EACH UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY INCLUDING THE OFFER AT THE OFFER PRICE, THE STOCK PURCHASE AND THE MERGER. THE BOARD AND THE DISINTERESTED DIRECTORS EACH RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     Bowles Hollowell has delivered to the Board its written opinion, dated April 26, 1999, to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Offer Price and the Merger Consideration to be received in the Offer and the Merger by the holders of Shares (other than Continuing Stockholders with respect to their retained Shares) was fair from a financial point of view to such holders. See "SPECIAL FACTORS -- Opinion of Bowles Hollowell" for further information concerning the opinion of Bowles Hollowell, a copy of which is attached to this Offer to Purchase as Schedule II.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER AT LEAST 2,510,101 SHARES (THE "MINIMUM CONDITION"), WHICH CONSTITUTES A MAJORITY OF THE OUTSTANDING SHARES ON A FULLY DILUTED BASIS, AND UPON THE COMPANY OBTAINING THE DEBT FINANCING ARRANGED FOR ITS BENEFIT BY BUYER. SEE "THE TENDER
OFFER -- SECTION 12. CERTAIN CONDITIONS TO THE OFFER". PURSUANT TO THE STOCKHOLDERS AGREEMENT, THE CONTINUING STOCKHOLDERS HAVE AGREED TO TENDER AND NOT WITHDRAW IN THE AGGREGATE APPROXIMATELY 73% OF THE OUTSTANDING SHARES ON A FULLY DILUTED BASIS.

     Buyer and Merger Subsidiary have entered into a Stockholders Agreement with the Continuing Stockholders dated as of the date of the Merger Agreement (the "Stockholders Agreement"), providing, subject to certain conditions, for (i) the tender by the Continuing Stockholders of certain Shares owned or controlled by them, (ii) the retention by the Continuing Stockholders of certain Shares owned or controlled by them and (iii) the grant of an irrevocable proxy to Buyer by the Continuing Stockholders to vote all Shares owned or controlled by them at the time of the Stockholders' Meeting (as defined herein) in favor of the Merger. See "SPECIAL FACTORS -- The Merger Agreement and the Stockholders Agreement."

     As of March 31, 1999, there were 4,900,000 Shares issued and outstanding and no Shares held in the treasury of the Company. Employee and director stock options ("Employee Options") exercisable for 120,200 Shares were outstanding pursuant to the Company's stock option plans and direct grants as of March 31, 1999, of which all options were vested as of such date. As of March 31, 1999, there were approximately 40 holders of record of the issued and outstanding Shares. As of March 31, 1999, the Company's directors and executive officers as a group beneficially owned 3,842,800 Shares, or 76.5% of the Shares outstanding as of such date on a fully diluted basis. The Company has been informed by its directors and executive officers (other than those who are Continuing Stockholders) that they intend either to tender all Shares beneficially owned by them to the Company pursuant to the Offer or to vote such Shares in favor of the Merger Agreement and the Merger. The

Continuing Stockholders have agreed to tender all their Shares except for their retained Shares and to vote all of their Shares in favor of the Merger Agreement and the Merger.

     The receipt of cash for Shares pursuant to the Offer or in the Merger will be a taxable transaction for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"), and may also be a taxable transaction under applicable state, local or foreign tax laws. See "THE TENDER OFFER -- Section 5. Certain U.S. Federal Income Tax Consequences".

     The consummation of the Merger is subject to the satisfaction or waiver of certain conditions including the approval and adoption of the Merger Agreement by the requisite vote of the stockholders of the Company. See "SPECIAL
FACTORS -- The Merger Agreement and the Stockholders Agreement". Under the Company's certificate of incorporation (the "Certificate of Incorporation") and Delaware law, the affirmative vote of the holders of a majority of the outstanding Shares is required to approve the Merger Agreement and the Merger. If the Offer is consummated, Buyer will be able to effect the Merger without the affirmative vote of any other stockholder.

     Following the consummation of the Transactions, Buyer and the Continuing Stockholders will own Shares representing approximately 92.2% and 7.8%, respectively, of the Shares outstanding following such consummation.

     This Offer to Purchase and the accompanying documents contain information required to be disclosed by the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"), including financial information regarding the Company, a description of the terms, conditions and background of the Offer, and the procedures for tendering Shares.

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                SPECIAL FACTORS

BACKGROUND OF THE TRANSACTIONS

     In early 1998, Daniel W. Brady, the Company's Chief Executive Officer, and Samuel M. Berry, the Company's President and Chief Operating Officer, noted several significant changes taking place in the automotive industry, which were potential obstacles to the future growth prospects for the Company. These included the expressed goal of the major automotive manufacturers to reduce their number of suppliers, favoring larger companies who were capable of supplying component systems and companies with a global presence. In addition, the merger activity taking place among automotive suppliers in response to these trends was increasing. In subsequent months, Mr. Brady began to gather information on acquisition and merger transactions involving automotive component suppliers and on prices being paid for such suppliers from publicly available reports and industry seminars.

     On April 22, 1998, at a regular Board meeting, Mr. Brady initiated a discussion regarding the trends affecting the Company and its business, including automotive supplier consolidation and the increasing importance of size and a global presence for continued growth. He also expressed his opinion that the private sale value of the Company may be substantially greater than the public value of Hilite. Mr. Brady indicated that since Hilite went public in January 1994 at $9.00 per share, the earnings of the Company had almost doubled, but that the current market price of the stock was at only $8.00 per share, $1.00 per share less than the Company's initial public offering price. Thereafter, the Board discussed the issues raised by Mr. Brady and concluded that the Company's stock price was undervalued in the public markets and did not reflect the Company's operating results. The Board determined that such undervaluation was in part attributable to generally low multiples for small-cap companies and, specifically, for automotive components suppliers, as well as the limited public float for the Shares. Acknowledging its primary goal of maximizing stockholder value over the long term, the Board encouraged Messrs. Brady, Berry and James E. Lineberger to explore the Company's strategic options, including the option of selling the Company.

     During May and June 1998, Messrs. Brady, Berry and Lineberger interviewed and requested proposals from several investment banking firms, some of which they had met with earlier to discuss strategic alternatives for the Company. Three firms made proposals with respect to the Company. These proposals indicated that the stockholders of the Company could realize significantly higher value for their shares through the sale of the Company rather than through trading such shares in the public markets.

     At a regular meeting of the Board on July 1, 1998, the investment banking proposals were evaluated and discussed. Mr. Brady reported that, because of the Company's excellent operating results, the currently strong automotive market and the intense merger and acquisition activity taking place in the auto industry, it was an excellent time for the Board to consider its strategic options. He then made a recommendation that the Board engage Bowles Hollowell for the purpose of pursuing options for maximizing stockholder value including the possible sale of the Company. The Board discussed this recommendation as well as the merits of the proposal made by another investment bank. The Board unanimously authorized Mr. Brady to negotiate and enter into on behalf of the Company an engagement letter with Bowles Hollowell. On July 28, 1998, the Company and Bowles Hollowell signed an engagement letter.

     From August 1998 through January 1999, Bowles Hollowell conducted due diligence on the Company and, together with the Company's management, developed a summary of the Company, its history and projections for future growth to present to potential purchasers. The Company also assembled in one location on its premises the primary documents a potential purchaser would be interested in reviewing when conducting its own due diligence review of the Company. However, from October through December 1998, the process of identifying strategic alternatives proceeded along a slower path than originally envisioned, as the Company's attention was focused on resolving an issue with a major customer. As that situation may have had an effect on the sale price of the Company, contacting potential purchasers was delayed until the issue was settled in December 1998, without a material effect on the Company.

     On November 18, 1998, Mr. Brady updated the Board on Bowles Hollowell's work and presented a list of potential buyers to the Board for review. Subsequent to the meeting, Board members contacted Mr. Brady with suggested additions or changes to the list. On November 23, 1998, John Creamer, an outside director, and Mr. Brady reviewed the list and suggested certain changes to Bowles Hollowell.

     Also, on November 18, 1998, Mr. Brady submitted to the Company's Compensation Committee proposed Change in Control Retention Bonus, Non-competition and Severance Agreements for key Company management and for Lineberger & Co. LLC, a strategic consultant affiliated with the Company's Chairman of the Board which is under contract with the Company. The proposed agreements with management included a non-compete provision, which was intended to protect both the Company and any prospective purchaser of the Company from competition by these individuals for a specified time. The Board's primary reasons for considering these proposed agreements were to insure the retention of key management during a period of uncertainty that could result in a change of control of the Company and to provide motivation for them to maximize stockholder value. Additionally, the Board determined that the agreements would
(i) acknowledge the importance of the management team to the value of the Company, (ii) provide a measure of security for anyone not being retained by a new owner and (iii) provide additional value to a prospective purchaser of the Company by determining the amount of severance costs that would be payable by the Company for employees who would not be retained. The Compensation Committee revised the agreements to provide that the change of control bonus payable pursuant to such agreements would be paid only if the price per share paid to the stockholders in the transactions giving rise to the change in control was at least a 15% premium over the trading price of the Company's stock at the close of business on that day or over the average of the closing prices for the thirty day period beginning 60 days prior to Board's approval of a change in control. The Compensation Committee approved these agreements as revised and the agreements were subsequently approved by the Board. These agreements were executed in December 1998 and January 1999.

     On January 12, 1999, Bowles Hollowell began to initiate contact with a number of potential purchasers for the Company, including both financial and strategic buyers. This process continued through March 11, 1999. During this process, 102 companies were contacted, of which 40 signed confidentiality agreements and were sent certain confidential information for review. Six companies, all financial buyers, submitted indications of interest.

These companies visited the Company's corporate office and main plant outside Dallas, Texas where they received a plant tour and presentations by management. They were also given the opportunity to review the due diligence information assembled by the Company.

     On February 4, 1999, Mr. Brady reviewed the status and timetable of the solicitation process with the Board at its regular meeting. At the meeting, the Board also discussed severance compensation for the outside directors in the event of a change of control of the Company. After such discussions, the Board (not including the outside directors) approved a termination bonus for each of the three outside directors upon a sale or merger of the Company. The bonus is equal to the excess, if any, of the merger consideration paid per share over the closing bid price per share of the Company's common stock on the date of the meeting ($9 5/8 per Share) multiplied by a number assigned to each director ranging from 7,500 to 10,000.

     On March 11, 1999, Bowles Hollowell requested final bids and comments to a draft merger agreement that the Company and its counsel had prepared from the six most interested parties and established a deadline for final bids of March 24, 1999. The letter that Bowles Hollowell distributed included an update of the Company's financial results through February 1999 and stated that the objective of the Board was to agree upon terms which result in the highest possible value to the Company's stockholders and to consummate a transaction expeditiously. The letter established guidelines for the proposals, including stating a specific price per share for all the issued and outstanding shares of common stock and common stock options, the source of financing supported by third party commitment letters, the additional due diligence required and identification of any changes to the proposed purchase agreement or the structure of the transaction. The letter concluded by stating that it was the Company's intention to enter into exclusive negotiations with the party whose proposal was considered the most attractive by the Board. Three bids were subsequently received by the deadline.

     After the bid proposals were received, Bowles Hollowell prepared a report for the Board that described the competitive process leading up to these bids and which summarized the bids and compared them to each other and to other recent transactions involving public automotive components suppliers. This report, which included copies of each bid, was sent to each Board member for evaluation. In addition, the Company's counsel was asked to review the legal comments made by each bidder to the draft acquisition agreement.

     A telephonic meeting of the Board was held on March 29, 1999 to discuss the solicitation process and the bids received. At this meeting, the Board was advised that the proposals received reflected prices ranging from $13.13 to $14.25 per share, with an investment group led by Carreras, Kestner & Co., LLC ("CK & Co.") bidding $14.25 per share in cash for all of the outstanding Shares. The Board discussed the various financing and other contingencies included in each bid and was given an opportunity to ask questions of Bowles Hollowell and legal counsel regarding such bids. After discussion, the Board unanimously (with one director absent) authorized management to enter into detailed discussions and negotiations exclusively with CK & Co. for the purpose of concluding a definitive agreement for subsequent submission to the Board for approval.

     Between March 29, 1999 and April 22, 1999, management of the Company, together with Bowles Hollowell and legal counsel, began to negotiate the specific terms of the transaction other than price. During that period, CK & Co. indicated its desire to structure the transaction to qualify for recapitalization accounting. In order to obtain this accounting treatment, certain of the Company's existing stockholders would be required to maintain an equity interest in the Company after consummation of the Transactions. CK & Co., after discussions with the Continuing Stockholders about their willingness to retain an equity position in the recapitalized Company, proposed to restructure their offer to provide for a tender offer by the Company for all of its outstanding Shares and a simultaneous closing of the Stock Purchase and the Debt Financing. The Company and CK & Co. engaged in extensive discussions regarding this transaction structure and ultimately agreed to proceed based on CK & Co.'s proposed structure. In order to facilitate this structure and induce Buyer to enter into these Transactions, the Continuing Stockholders agreed to retain certain of their Shares which in the aggregate represents 2.9% of the outstanding Shares. These retained Shares are expected to represent approximately 7.8% of the outstanding common stock of the Company after consummation of the Transactions. During April 1999, the Company and Buyer continued to negotiate the various terms of the Merger Agreement, including the conditions to the Offer, termination rights and the amount and triggers of a break-up fee requested by the Buyer. As a result of these negotiations, the Company reduced the amount of the break-up fee requested by Buyer and narrowed certain of the payment triggers for the fee. As the negotiations regarding the Merger Agreement progressed, each of the Board members received periodic updates from Mr. Brady regarding the status of the negotiations.

     On April 22, 1999, a telephonic meeting of the Board was held and the status of the negotiations was reviewed, including the changes to the structure of the transaction. Bowles Hollowell reviewed with the Board the financial analyses performed by Bowles Hollowell in connection with its evaluation of the proposed transaction and indicated that it was in a position to be able to render an opinion that the Offer Price was fair from a financial point of view to the holders of Shares (other than the Continuing Stockholders with respect to their retained Shares). At this time, the Board engaged in discussions with Bowles Hollowell and legal counsel regarding the negotiations and the proposed transactions. The Board then considered the financial performance of the Company for the third fiscal quarter ended March 31, 1999, which the Company was in the process of finalizing. The report indicated that the results would be extremely positive with the Company reporting an increase in sales of 16% and an increase in earning per share of 33% over the third quarter of fiscal 1998. Management explained that these results were higher than anticipated, but indicated that it was unlikely that these results could be sustained in the next quarter. The Board then asked Bowles Hollowell if these results would affect its evaluation of the fairness of the Offer Price and Bowles Hollowell preliminarily advised that it would not, but agreed to perform additional analyses to discuss with the Board before it approved the Transactions. The Board then unanimously (with one director absent) agreed to authorize management to complete negotiations with CK & Co. regarding the Merger Agreement and to prepare for release of the third quarter results to the public as expeditiously as possible. Negotiations between the Company and Buyer regarding the terms of the Merger Agreement continued through April 26, 1999.

     On April 26, 1999, the Disinterested Directors held a telephonic meeting with Bowles Hollowell and with legal counsel, at which the Disinterested Directors were given a separate opportunity to evaluate the proposed transaction, its structure and its fairness. In connection with this evaluation, the Disinterested Directors reviewed the interests of the Continuing Stockholders in the Transactions and determined that the retained ownership of Shares by the Continuing Stockholders at the agreed upon level (7.8% of the recapitalized Company or 2.9% of the outstanding Shares prior to the recapitalization) did not affect their assessment that the Transactions were fair to the Company's stockholders. In reaching this determination, the Disinterested Directors acknowledged that the Transactions would eliminate the opportunity for the stockholders, other than the Continuing Stockholders, to participate in the future growth of the Company, but also recognized that the Transactions would limit the stockholders' exposure to the risks of any future decrease in the value of the Company. In addition, the Disinterested Directors focused on the fact that the Offer Price was determined prior to any discussions regarding the Continuing Stockholders' retention of certain Shares to facilitate recapitalization accounting treatment. Bowles Hollowell, after performing additional analyses and taking into consideration the Company's third quarter results, advised the Disinterested Directors that such analyses and considerations did not effect its original determination as to the fairness of the Offer Price and the Transactions. After consideration of Bowles Hollowell's updated analysis, the Disinterested Directors reaffirmed that the Offer Price was determined before the negotiations that resulted in the Continuing Stockholders maintaining their interests in the Company, agreed that the Offer and Merger were fair to, and in the best interests of, the stockholders, and unanimously recommended that the Board approve the Transactions. Following the Disinterested Directors meeting, the full Board met with Bowles Hollowell and legal counsel. Bowles Hollowell reviewed with the Board the updated analysis presented to the Disinterested Directors and rendered to the Board an oral opinion (which opinion was subsequently confirmed by delivery of a written opinion dated April 26, 1999) to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Offer Price was fair from a financial point of view to the holders of the Shares (other than the Continuing Stockholders with respect to their retained Shares). Thereafter, the directors unanimously determined, after giving careful consideration to a number of factors including the recommendation of the Disinterested Directors, that the Transactions, taken together, were fair to, and in the best interests of, the Company and its stockholders, and unanimously approved the Transactions.

     On April 26, 1999, the Company entered into the Merger Agreement with Buyer and Merger Subsidiary and the Continuing Stockholders entered into the Stockholders Agreement with Buyer and Merger Subsidiary. The

Company publicly announced the proposed Transactions prior to the commencement of trading of the Company's stock on April 27, 1999.

RECOMMENDATION OF THE DISINTERESTED DIRECTORS AND THE BOARD; FAIRNESS OF THE TRANSACTIONS

     Recommendation of Disinterested Directors and the Board. The Disinterested Directors and the Board at a special meeting held on April 26, 1999 each unanimously (i) determined that the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company, (ii) approved the Merger Agreement, the Stockholders Agreement and the Transactions and (iii) recommended that the Company's stockholders accept the Offer and tender their Shares thereunder.

     Factors Considered by the Disinterested Directors and the Board in Reaching its Recommendation. In determining that the Transactions, taken together, are fair to, and in the best interests of, the stockholders of the Company, the Disinterested Directors and the Board of Directors considered, among other things, the following:

          (i) that the $14.25 per Share price represents a premium of approximately 31% over the closing price of the Shares on Nasdaq on April 26, 1999, the last day of trading prior to the announcement of the Offer, and a premium of approximately 35% over the average of the closing prices of the Shares on Nasdaq for the thirty trading days ending on April 26, 1999;

          (ii) the financial and other terms and conditions of the Merger Agreement, the Offer and the Merger, including the amount and form of the consideration being offered, the parties' representations, warranties and covenants and the conditions to their respective obligations;

          (iii) the financial condition, results of operations, cash flows and prospects of the Company, as well as the Boards' knowledge of the business, operations, assets and properties of the Company on both a historical and prospective basis;

          (iv) the recent and historical market prices and trading volume of the Company's common stock and the premium to such market prices represented by the Offer Price;

          (v) the current status of the industry in which the Company competes, including significant trends affecting such industry, and the Company's position in that industry;

          (vi) the financial resources and business reputation of the Buyer and its ability to obtain funding for the Offer and complete the Merger in a timely manner;

          (vii) the extensive solicitation and auction process leading up to the Buyer's bid, which was considered by the Board to be the most attractive bid made for the Company, and the arms-length negotiations between Buyer and the Company that resulted in the Merger Agreement and the Offer Price;

          (viii) the fact that the Merger Agreement permits the Company's Board, in the exercise of its fiduciary duties, to terminate the Merger Agreement in favor of a superior proposal and that the break-up fee payable upon such termination ($3,000,000 plus up to $1,000,000 of documented expenses) would not effectively preclude a superior proposal;

          (ix) the opinion of Bowles Hollowell dated April 26, 1999 to the effect that based upon their analysis and subject to certain matters stated therein, the Offer Price to be received by the stockholders of the Company pursuant to the Transactions (other than the Continuing Stockholders with respect to their retained Shares) is fair from a financial point of view to such stockholders;

          (x) the view of the Board, based in part upon the presentations of Bowles Hollowell, that after taking into consideration the extensive solicitation and auction process completed by the Company, it would be unlikely that a superior proposal would be presented;

          (xi) the alternatives available to the Company, including continuing to maintain the Company as an independent company and the possibility that if the Company remained as an independent public corporation, the price that might be received by the holders of the Shares in the open market or in a future transaction might be less than the Offer Price because of a decline in the market price of the Shares or the stock market in general; and

          (xii) the fact that the Continuing Stockholders agreed to tender approximately 97% of their Shares (excluding Employee Options) in the Offer.

     The foregoing discussion of factors considered by the Board and the Disinterested Directors is not intended to be exhaustive. Neither the Board nor the Disinterested Directors assigned relative weights to the above factors or determined that any factor was of particular importance. Rather, the Board and the Disinterested Directors each viewed its position and recommendations as being based on the totality of the information presented and considered by it. In addition, it is possible that different members of the Board and different Disinterested Directors assigned different weights to the factors.

OPINION OF BOWLES HOLLOWELL

     The Company engaged Bowles Hollowell to act as its exclusive financial advisor in connection with the Offer and the Merger. On April 26, 1999, at a meeting of the Board held to evaluate the proposed Transactions, Bowles Hollowell rendered to the Board an oral opinion (which opinion was subsequently confirmed by delivery of a written opinion dated April 26, 1999) to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the Offer Price and the Merger Consideration to be received in the Offer and the Merger by the holders of Shares (other than Continuing Stockholders with respect to their retained Shares) was fair from a financial point of view to such holders. No limitations were imposed by the Board upon Bowles Hollowell with respect to the investigations made or the procedures followed by it in rendering its opinion.

     The full text of the written opinion of Bowles Hollowell dated April 26, 1999, which sets forth the assumptions made, matters considered, and limitations of the review undertaken, is attached as SCHEDULE II hereto and is incorporated herein by reference. Bowles Hollowell's opinion is directed to the Board, addresses only the fairness of the Offer Price to be received in the Offer and the Merger by the holders of Shares (other than the Continuing Stockholders with respect to their retained Shares) from a financial point of view, and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender Shares in the Offer. The summary of the opinion of Bowles Hollowell set forth herein is qualified in its entirety by reference to the full text of such opinion.

     In arriving at its opinion, Bowles Hollowell reviewed and analyzed certain publicly available financial information and other information concerning the Company and certain internal analyses and other information furnished to Bowles Hollowell by the Company. Bowles Hollowell also held discussions with members of senior management of the Company regarding the business and prospects of the Company. In addition, Bowles Hollowell (i) reviewed the reported prices and trading activity for the Shares, (ii) compared certain financial and stock market information for the Company with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which Bowles Hollowell deemed comparable in whole or in part, (iv) reviewed the terms of the Merger Agreement as furnished to Bowles Hollowell in draft form dated April 25, 1999, and (v) performed such other studies and analyses and considered such other factors as Bowles Hollowell deemed appropriate. In addition, at the request of the Board, Bowles Hollowell reviewed the Company's third quarter results and determined that such results did not impact on its opinion as to the fairness to the stockholders of the Company of the Transactions.

     As described in its opinion, Bowles Hollowell assumed and relied upon, without independent verification, the accuracy, completeness, and fairness of the information furnished to or otherwise reviewed by or discussed with Bowles Hollowell for purposes of its opinion. With respect to the information relating to the prospects of the Company, Bowles Hollowell assumed that such information reflected the best currently available judgments and estimates of the management of the Company as to the likely future financial performance of the Company. Bowles Hollowell did not make nor was it provided with an independent evaluation or appraisal of the assets or liabilities of the Company. In connection with its engagement to provide financial advisory services to the Board concerning strategic alternatives, Bowles Hollowell was requested to solicit, and did solicit, interest from third parties with respect to the acquisition of the Company. In arriving at its opinion, Bowles Hollowell considered the nature, scope, and results of such solicitation. Bowles Hollowell's opinion was based on market, economic, and other conditions as they existed and could be evaluated as of the date of its opinion. Although Bowles Hollowell evaluated the Offer Price from a financial point of view, the type and amount of consideration payable in the Transactions was determined through negotiation between the Company and Buyer.

     The following is a summary of the material analyses and factors considered by Bowles Hollowell in connection with its opinion to the Board dated April 26, 1999:

     Analysis of Selected Public Company Trading and Financial
Information. Bowles Hollowell compared certain financial and stock market information for the Company with similar information for six selected publicly held companies in the original equipment manufacturing ("OEM") sector of the automotive components industry: Autocam Corporation, Borg-Warner Automotive, Inc., Citation Corporation, Dana Corporation, Linamar Corporation and Simpson Industries, Inc. (collectively, the "Selected Companies"). Bowles Hollowell calculated market values relative to each company's earnings per share ("EPS") for the latest 12 months and calendar year 1999, and enterprise values (equity market value, plus debt, less cash and equivalents) relative to each company's revenues, earnings before interest and taxes ("EBIT"), and earnings before interest, taxes, depreciation, and amortization ("EBITDA") for the latest 12 months. All multiples were based on closing stock prices on April 20, 1999. EPS estimates for the Selected Companies were based on analysts' estimates as reported by First Call or I/B/E/S, both of which are market research databases, and EPS estimates for the Company were based on analysts' estimates as reported by First Call. This analysis indicated multiples for the Selected Companies of latest 12 months and estimated calendar 1999 EPS of 8.3x to 17.6x (with a median of 13.5x) and 7.2x to 11.5x (with a median of 8.9x), respectively, and latest 12 months revenues, EBIT and EBITDA of 0.6x to 1.7x (with a median of 0.9x), 8.2x to 12.2x (with a median of 10.0x) and 4.7x to 8.6x (with a median of 6.3x), respectively. These multiples compare with implied multiples for the Company based on the Per Share Amount of latest 12 months and estimated calendar 1999 EPS of 13.8x (based on latest 12 months EPS), 13.4x (based on calendar 1999 EPS estimates as reported by First Call), respectively, and latest 12 months revenues, EBIT and EBITDA of 1.0x, 9.7x and 6.8x, respectively.

     Analysis of Selected Merger and Acquisition Transactions. Bowles Hollowell reviewed the purchase price and implied transaction multiples paid in twenty selected merger and acquisition transactions in the OEM sector of the automotive components industry, consisting of (acquiror/target): Hayes Lemmerz International, Inc./CMI International, Inc., TRW Inc./Lucas Varity plc(pending), Borg-Warner Automotive, Inc./Kuhlman Corporation, Federal-Mogul Corporation/Cooper Automotive, Oxford Automotive, Inc./Eaton Suspension Division, Federal-Mogul Corporation/T&N plc, Newcor, Inc./Turn-Matic, Inc., Newcor, Inc./The Deco Group, Newcor, Inc./ Machine Tool & Gear, Inc., Delco Remy International, Inc./Ballantrae Corporation, Dura Automotive Systems, Inc./GT Automotive Systems, Inc., Oxford Automotive, Inc./Howell Industries, Inc., GKN plc/Sinter Metals, Inc., Kaydon Corporation/Great Bend Industries (Hein-Werner), Tower Automotive, Inc./A.O. Smith Automotive Products, Intermet Corporation/Sudbury, Inc., Gecamex Technologies, Inc./Tarxien Corporation, Borg-Warner Automotive, Inc./Three Divisions of Coltec Automotive, Venture Holdings Trust/Bailey Corporation, and Eaton Corporation/Capco Automotive Products Corporation (the "Selected Merger and Acquisition Transactions"). All multiples were based on publicly available information at the time of announcement of such transaction. This analysis indicated multiples of latest 12 months EPS and latest 12 months revenues, EBIT and EBITDA in the Selected Merger and Acquisition Transactions of 6.5x to 25.9x (with a median of 15.7x), 0.2x to 1.5x (with a median of 1.0x), 6.3x to 16.8x (with a median of 10.0x), and 4.6x to 10.4x (with a median of 6.7x). All of the Selected Merger and Acquisition Transactions involved strategic buyers. These multiples compare with implied multiples for the Company based on the Offer Price of latest 12 months EPS, revenues, EBIT, and EBITDA of 13.8x, 1.0x, 9.7x, and 6.8x, respectively. Bowles Hollowell also compared the premiums paid in the Selected Merger and Acquisition Transactions with the premium payable in the Transactions. The premiums paid in the Selected Merger and Acquisition Transactions, based on the target company's closing stock price 30 days prior to public announcement of such transaction, were 5.3% to 78.1% (with a median of 40.5%). The premium payable in the Offer and the Merger, based on the closing stock price of the Shares 30 days prior to the Board meeting held on April 22, 1999 to evaluate the proposed Transactions, was 39.0%.

     Discounted Cash Flow Analysis. Bowles Hollowell performed a discounted cash flow analysis of the Company to estimate the present value of the stand-alone, unlevered, after-tax free cash flows that the Company could generate over the fiscal years 2000 through 2004, based on internal estimates of the management of the Company. Bowles Hollowell did not discount or otherwise risk-adjust management's growth and EBITDA estimates. The stand-alone discounted cash flow analysis of the Company was determined by (i) adding (x) the present value at June 30, 1999 of projected free cash flows over the five-year period 2000 through 2004, and (y) the present value at June 30, 1999 of the estimated perpetual value of the Company in year 2004 and (ii) subtracting the projected net debt of the Company at June 30, 1999. The range of estimated perpetual values for the Company at the end of the five-year period was calculated by applying perpetual growth rates ranging from 2.0% to 4.0%. The cash flows and perpetual values of the Company were discounted to present value using discount rates ranging from 12.9% to 14.9%. This analysis yielded an equity reference range for the Company of approximately $12.03 to $18.40 per Share as compared to the Offer Price.

     Certain Other Factors. In connection with its opinion, Bowles Hollowell also reviewed and considered, among other things, (i) the indications of interest and bids of third parties other than CK & Co., (ii) the historical and pro forma financial profile of the Company, (iii) the historical trading volumes and market prices for the Shares, and movements in the Shares relative to the S&P 500 Index, the Nasdaq Composite, and the common stock of the Selected Companies, and (iv) the ownership profile of the Company.

     The summary set forth above does not purport to be a complete description of the opinion of Bowles Hollowell to the Board or the financial analyses performed and factors considered by Bowles Hollowell in connection with its opinion. A copy of Bowles Hollowell's written presentation to the Board with respect to its opinion has been filed as an exhibit to the Schedule 13E-3 and will be available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested stockholder of the Company or representative of such stockholder who has been designated in writing and may be inspected, copied, and obtained by mail from the Commission. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Bowles Hollowell believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or selecting portions of the above summary, without considering all factors and analyses, could create a misleading or incomplete view of the processes underlying such analyses and opinion. In performing its analyses, Bowles Hollowell made numerous assumptions with respect to industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond the control of the Company. No company, transaction, or business used in such analyses as a comparison is identical to the Company or the proposed Transactions, nor is an evaluation of the results of such analyses entirely mathematical; rather, such analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading, or other values of the companies, business segments, or transactions being analyzed. The estimates contained in such analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Bowles Hollowell's opinion and financial analyses were only one of many factors considered by the Board in its evaluation of the proposed Transactions and should not be viewed as determinative of the views of the Board or management with respect to the Transactions or the consideration payable in the Transactions.

     Bowles Hollowell is a nationally recognized investment banking firm and, as a part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, tender offers, divestitures, leveraged buyouts, and private placements of debt and equity securities. The Company selected Bowles Hollowell to serve as its financial advisor based on Bowles Hollowell's reputation, expertise, and familiarity with the Company. Affiliates of Bowles Hollowell also will be participating, with the consent of the Board, as syndication agent and lender in connection with the Debt Financing and as the Dealer Manager with respect to the Offer, for which services such affiliates will receive customary compensation. See "THE TENDER OFFER -- Section 10. Financing of the Transactions". In the ordinary course of business, affiliates of Bowles Hollowell may actively trade the securities of the Company for their own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in securities of the Company.

     Pursuant to the terms of Bowles Hollowell's engagement, the Company has agreed to pay Bowles Hollowell upon consummation of the Transactions an aggregate financial advisory fee of approximately $1,641,850 (less $75,000 already paid as a retainer to Bowles Hollowell) for its services as financial advisor. In addition, the Company has agreed to reimburse Bowles Hollowell for its reasonable out-of-pocket expenses, including reasonable fees and disbursements of counsel, and to indemnify Bowles Hollowell and certain related parties against certain liabilities, including certain liabilities under the federal securities laws, relating to, or arising out of, its engagement.

PURPOSES AND REASONS OF THE COMPANY FOR THE TRANSACTIONS

     The purposes of the Offer is to provide the Company's shareholders with liquidity for their Shares by enabling them to sell their Shares at a fair price and at a substantial premium over recent and historical market prices. The Company's management believes that the limited supply of Shares traded in the public market limits the liquidity of the Shares and negatively impacts the market price of the Shares. Following the consummation of the Transactions, the Shares would no longer be traded on Nasdaq and registration of the Shares would be terminated under the Exchange Act.

     The acquisition of the Shares has been structured as a cash tender offer followed by a cash merger in order to (i) effect a prompt and orderly transfer of ownership of the Company from the stockholders to Buyer and (ii) provide stockholders with cash for all of their Shares more quickly than through alternative transaction structures that had been considered by the Board.

PURPOSES AND REASONS OF BUYER AND THE CONTINUING STOCKHOLDERS FOR THE
TRANSACTIONS

     Buyer. Buyer's purpose for engaging in the Transactions is to enable Buyer to obtain a majority ownership interest in the Company, thereby becoming entitled to all benefits that result from such ownership. Such benefits include management and investment discretion with regard to the future conduct of the business of the Company, the benefits of the profits generated by the operations of the Company and any increase in the Company's value. Similarly, Buyer will also bear the risk of any decrease in the value of the Company.

     Continuing Stockholders. The Continuing Stockholders' purpose for engaging in the Transactions is to be able to obtain the Offer Price with respect to a portion of their respective holdings of the Shares or Shares issuable upon exercise of outstanding stock options while also maintaining an ownership position in the Company.

     Upon the consummation of the Transactions, Buyer and the Continuing Stockholders will own approximately 92.2% and 7.8%, respectively, of the outstanding Shares.

POSITION OF BUYER AND THE CONTINUING STOCKHOLDERS REGARDING FAIRNESS OF THE TRANSACTIONS

     Buyer has considered the analysis of and the factors examined by the Board (described in detail in "SPECIAL FACTORS -- Recommendation of the Disinterested Directors and the Board; Fairness of the Transactions") and believe that these analyses and factors, in particular factors (i) through (xii) of that section, provide a reasonable basis for it to believe, as it does, that the Transactions are fair to the stockholders of the Company. The views of Buyer were based on the totality of factors and analyses considered, with no single factor or analyses being dispositive of, Buyer's fairness determination and should not be construed as a recommendation by Buyer to the Company's stockholders to tender their Shares. Certain of the Continuing Stockholders are members of the Board and their position regarding the fairness of the Transactions is set forth in "SPECIAL FACTORS -- Recommendation of the Disinterested Directors and the Board; Fairness of the Transaction." The Continuing Stockholders who are not Board members, who own in the aggregate approximately 1.6% of the outstanding Shares and will own approximately 1.5% of the outstanding Shares of the post-recapitalized Company, have expressed no opinion regarding the fairness of the Transactions. The Buyer did not review a copy of Bowles Hollowell's fairness opinion prior to entering into the Merger Agreement.

RECAPITALIZATION

     The Offer is being made as part of a comprehensive plan to recapitalize the Company through the Company's purchase of the Shares in the Offer and the Stock Purchase by Buyer. Following consummation of the Transactions, approximately 2.9% of the Shares outstanding prior to the Transactions on a fully diluted basis will remain outstanding and will represent approximately 7.8% of the Shares of the recapitalized Company. Following consummation of the Offer, Buyer will be able, by virtue of its majority equity interest in the Company, to direct and control the policies of the Company, including decisions relating to mergers, sales of assets and similar transactions. The Transactions have been structured so as to qualify for recapitalization accounting treatment.

INTERESTS OF CERTAIN PERSONS IN THE TRANSACTIONS

     Stockholders should be aware in considering their decision to participate in the Offer that each of the directors of the Company has, to some degree, interests which may present such directors with an actual or potential conflict of interests in connection with the Offer. The directors and executive officers of the Company or their affiliates will receive, as a result of the Transactions an aggregate of approximately $51,850,000 in cash for the Shares beneficially owned by them and their options to purchase Shares and those directors and executive officers who are Continuing Stockholders will also retain a portion of their Shares. As of April 30, 1999, the directors and executive officers of the Company as a group beneficially owned 3,842,800 Shares, or 76.5% of the Shares, including 102,800 Shares issuable upon the exercise of options granted pursuant to the Company's 1993 Stock Option Plan.

     The Company has been informed by its directors and executive officers (other than those who are Continuing Stockholders) that they intend to tender all of the Shares beneficially owned by them to the Company pursuant to the Offer. The Continuing Stockholders have agreed to tender all of their Shares except their retained Shares and to vote all of their Shares in favor of the Merger Agreement and the Merger.

     Change in Control Agreements. In December 1998 and January 1999, the Company entered into Change in Control Retention Bonus and Employment Agreements with seven officers and directors of the Company: Messrs. Maher, Vercher, Wiegmann, Curto, Reinke, Johnson and Sundararajan (the "Executive Change in Control Agreements"), and into Change in Control Retention Bonus NonCompetition and Severance Agreements with two officers and directors of the Company: Messrs. Berry and Brady (the "Senior Executive Change in Control Agreement") and with a consultant of the Company: Lineberger & Co., LLC (the "Consultant Change in Control Agreement," and together with the Executive Change in Control Agreements and the Senior Executive Change in Control Agreements, collectively the "Change in Control Agreements"). The Change in Control Agreements were intended to provide these executives and the consultant with security against changes in their relationships with the Company in the event of a change in control of the Company. The Change in Control Agreements provide that each officer, director or consultant covered by the agreements is entitled to certain benefits in the event of a change in control of the Company (as defined in such agreements). Each Executive Change in Control Agreement provides for a lump-sum cash payment of one times the executive's annual compensation from the Company (and any entity in which the Company directly or indirectly owns a majority of the voting interest) as reflected on the executive's Form W-2 for the last year preceding the change in control, and for an equal severance payment in case the executive's employment is terminated within two years following a change in control for any reason other than by the Company for cause or by the executive without good reason. The Consultant Change in Control Agreement provides that upon a change in control, the Company will pay Lineberger & Co., LLC a change in control bonus of two times its annual consulting fees from the Company (and any entity in which the Company directly or indirectly owns a majority of the voting interest) as reflected on the consultant's Form 1099 for the last year preceding the change in control, and a payment in respect of the Consultant's non-competition covenant of one time that annual fee. The Senior Executive Change in Control Agreements provide for a lump-sum cash payment of two times the senior executive's annual compensation from the Company (and any entity in which the Company directly or indirectly owns a majority of the voting interest) as reflected on his Form W-2 for the last year preceding the change in control, and for one times that annual compensation as a payment in respect of the senior executive's non-competition covenant; these Senior Executive Change in Control Agreements also provide for continuation for three years after the termination of the senior executive's employment of equivalent health, dental, life insurance and other death benefit programs as in effect at the time of termination. Each Change in Control Agreement provides that if any portion of the benefits under the agreement would constitute an excess parachute payment for purposes of the Code, benefits will be reduced so that the executive will be entitled to receive an amount equal to the maximum amount which he could receive without becoming subject to the excise tax imposed by the Code on such certain excess parachute payments. The Transactions constitute a change of control pursuant to the Change in Control Agreements.

     The aggregate cash consideration that would be received by officers and directors of the Company under their respective Change in Control Agreements as a result of the Transactions would be as follows:

Daniel W. Brady.............................................    $879,081
Samuel M. Berry.............................................     976,458
Roy Wiegmann................................................     118,004
Donald M. Maher.............................................     178,465
Arthur D. Johnson...........................................     152,771
Ronald E. Reinke............................................     124,574
Lineberger & Co., LLC(1)....................................     924,999

---------------

     (1) The Company has agreed to pay Lineberger & Co., LLC its change of control payment of $924,999 over the next three years.

Bonuses. In connection with the consummation of the Transactions, each of James
D. Gerson, Ronald G. Assaf and John F. Creamer, the Company's outside directors, will receive the following amounts as termination bonuses, respectively:
$46,250, $46,250 and $34,688.

THE STOCK SUBSCRIPTION AGREEMENTS

     Merger Subsidiary, Buyer and the Company have entered into separate Stock Subscription Agreements with the members of Buyer. Under these Stock Subscription Agreements, the members have agreed, upon the occurrence of a final and non-appealable judgment against Merger Subsidiary or Buyer in favor of the Company relating to the Merger Agreement or the transactions contemplated thereunder, to purchase shares of common stock of Merger Subsidiary for an aggregate purchase price of $2.0 million in cash. Merger Subsidiary and Buyer are jointly and severally liable for any such judgments.

     The Stock Subscription Agreements may not be amended without the prior written consent of the Company. The Company is a third-party beneficiary of the Stock Subscription Agreements and will be entitled to enforce them on behalf of Merger Subsidiary.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS AND COMPANY FINANCIAL PROJECTIONS

     Cautionary Statement Concerning Forward-Looking Statements. Certain matters discussed herein are forward-looking statements that involve risks and uncertainties. Forward looking statements include the projections set forth below (collectively, the "Projections"). Such information has been included in this Offer to Purchase for the limited purpose of giving the Company's stockholders access to financial projections made by the Company's management in connection with the Transactions and the Debt Financing. Such information was prepared by the Company's management for internal use and not with a view to publication. The Projections were based on assumptions concerning the Company's products and business prospects in 1999 through 2003, including the assumption that the Company would continue to operate under the same ownership structure as then existed except as otherwise noted. The Projections were also based on other revenue and operating assumptions. Information of this type is based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company's control. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth above. In addition, the Projections were not prepared with a view to public disclosure or compliance with the published guidelines of the Commission, or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts and are included in the Offer only because such information was made available to Buyer by the Company. Neither Buyer's nor the Company's independent accountants have examined, compiled or applied any agreed upon procedures to this information and, accordingly, assume no responsibility for this information. Neither the Company nor any other party assumes any responsibility for the accuracy or validity of the Projections. These statements are not guarantees of future performance and involve unknown risks and uncertainties which may cause the Company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with changes in automotive and non-automotive build rates as well as risks associated with the manufacturing process and start-up of new products and risks related to technological changes in components which affect the life of the product.

     The Company provided potential bidders with the following projections in connection with the bid solicitation process conducted by the Company and Bowles
Hollowell:

                      SUMMARY PROJECTED FINANCIAL RESULTS
               ($ IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                FOR THE FISCAL YEARS ENDING JUNE 30,
                                       -------------------------------------------------------
                                        1999P       2000P      2001P       2002P       2003P
                                       --------    -------    --------    --------    --------
Net sales:
Brake valves.......................    $34,173     $36,495    $ 42,768    $ 48,168    $ 59,918
Power transmission components......     28,015      33,254      36,694      38,965      40,737
Specialty components and
  assemblies.......................     23,869      21,720      22,320      22,920      23,820
                                       -------     -------    --------    --------    --------
Net sales..........................    $86,057     $91,469    $101,782    $110,053    $124,475
Gross profit.......................    $17,958     $19,846    $ 22,860    $ 26,341    $ 30,642
Gross profit margin................       20.9%       21.7%       22.5%       23.9%       24.6%
EBIT(1)............................    $10,058     $11,184    $ 13,536    $ 16,863    $ 20,598
EBIT margin........................       11.7%       12.2%       13.3%       15.3%       16.5%
EBITDA(1)..........................    $13,688     $15,160    $ 17,832    $ 21,579    $ 26,004
EBITDA margin......................       15.9%       16.6%       17.5%       19.6%       20.9%
Depreciation and amortization......    $ 3,630     $ 3,976    $  4,296    $  4,716    $  5,406
Capital expenditures...............      3,162       3,073       3,096       6,400       4,400
Basic earnings per share
  (EPS)(2).........................    $  1.13     $  1.33    $   1.68    $   2.15    $   2.64

---------------

(1) Excludes expenses related to CEO salary and management fees, and corporate costs resulting from the public ownership of the Company's stock.

(2) Assumes average weighted number of shares outstanding of 4,900,000 and annual effective tax rates of 37%.

     In addition to the above, the March 11, 1999 letter requesting final bids sent by Bowles Hollowell to all bidders, indicated that Net Sales and adjusted EBITDA of the Company for the twelve months ended February 28, 1999 were approximately $90.2 million and $14.2 million, respectively. Additionally, the letter indicated the Company's belief that adjusted EBITDA for the fiscal year ending June 30, 1999 was expected to exceed $14 million.

PLANS FOR THE COMPANY AFTER THE TRANSACTIONS; CERTAIN EFFECTS OF THE
TRANSACTIONS

     Pursuant to the Merger Agreement, upon completion of the Offer and the Stock Purchase, the Company, Buyer and Merger Subsidiary intend to effect the Merger in accordance with the Merger Agreement. See "SPECIAL FACTORS -- The Merger Agreement and the Stockholders Agreement."

     Except as described in this section or elsewhere in this Offer to Purchase, neither the Company nor Buyer has current plans or proposals that relate to or would result in: (a) other than the transactions set forth herein, an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (b) a sale or transfer of a material amount of assets of the Company; (c) any change in the management of the Company or any change in any material term of the employment contract of any continuing executive officer; (d) any material change in the present dividend rate or policy or indebtedness or capitalization of the Company; or (e) any other material change in the Company's corporate structure or business upon consummation of the Transactions, Buyer and the Company intend to terminate the registration of the Shares pursuant to Section 12(g) (4) of the Exchange Act.

     After the consummation of the Transactions, it is expected that James E. Lineberger, Chairman of the Board, and Daniel W. Brady, Vice Chairman of the Board and Chief Executive Officer will resign and their involvement in the Company will be solely as a Continuing Stockholder. Also, the Company's current dividend policy will be terminated. In addition, Buyer may initiate a review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the Merger in order best to organize the activities of the Company. Buyer expressly reserves the right to make any changes that it deems necessary or appropriate in light of its review or in light of future developments.

     Successful consummation of the Transactions will enable Buyer to obtain ownership of approximately 92.2% of the Shares, thereby becoming entitled to all benefits that result from such ownership. Such benefits include management and investment direction with regard to the future conduct of the business of the Company, the benefits of the profits generated by operations and any increase in the Company's value. Similarly, Buyer will also bear the risk of any losses generated by the operations of the Company and any decrease in the value of the Company.

     Upon consummation of the Transactions, the Company will become a privately held corporation. Accordingly, stockholders (other than the Continuing Stockholders with respect to their retained Shares) will not have the opportunity to participate in the earnings and growth of the Company after the consummation of the Transactions and will not have any right to vote on corporate matters. Similarly, stockholders (other than the Continuing Stockholders with respect to the retained Shares) will not face the risk of losses generated by the Company's operations or any decrease in the value of the Company after the consummation of the Transactions.

     FOLLOWING THE CONSUMMATION OF THE TRANSACTIONS, THE SHARES WILL NO LONGER BE QUOTED ON NASDAQ. In addition, the registration of the Shares under the Exchange Act will be terminated. Accordingly, following the consummation of the Transactions, there will be no publicly-traded Shares outstanding. See "THE TENDER OFFER -- Section 11. Effect of the Transactions on the Market for the Shares; Exchange Act Registration". It is expected that, if Shares are not accepted for payment by the Company pursuant to the Offer and the Transactions are not consummated, the Company's current management, under the general direction of the Board, will continue to manage the Company as an ongoing business.

RIGHTS OF THE STOCKHOLDERS IN THE TRANSACTIONS

     Approval. Under Delaware law, the approval of the Board of Directors of the Company and the affirmative vote of the holders of a majority of the outstanding Shares are required to adopt and approve the Merger Agreement and the Merger. The execution and delivery of the Merger Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject to the approval of the Merger by the Company's stockholders in accordance with Delaware law. In addition, the affirmative vote of the holders of a majority of the outstanding Shares is the only vote of the holders of any class or series of the Company's capital stock necessary to approve the Merger Agreement and the transactions contemplated thereby, including the Merger. Therefore, after the consummation of the Offer and the Stock Purchase, the only remaining required corporate action of the Company, other than the filing of a Certificate of Merger with the Secretary of State of the State of Delaware, will be the approval of the Merger Agreement and the Merger by the affirmative vote of the holders of a majority of the Shares. As a result of the Stock Purchase, Merger Subsidiary will acquire in the aggregate at least a majority of the Shares. Each outstanding Share will be entitled to one vote in any such vote of the stockholders of the Company. Accordingly, upon consummation of the Offer and the Stock Purchase, the affirmative vote of no other stockholder of the Company will be required to approve the Merger Agreement and the Merger.

     Appraisal Rights. Holders of the Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of the Shares at the effective time of the Merger will have certain rights pursuant to the provisions of Section 262 of the DGCL in lieu of receiving the consideration proposed under the Merger Agreement. Dissenting stockholders of the Company who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per share of common stock of the Company, as the case may be, to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger and payment of the value would take place subsequent to payment pursuant to the Offer or the Merger. The value is determined as of the day immediately preceding the Company Stockholders Meeting at which the Merger is approved.

     THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY AVAILABLE APPRAISAL RIGHTS. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRE STRICT ADHERENCE TO
SECTION 262 OF THE DGCL.

THE MERGER AGREEMENT AND THE STOCKHOLDERS AGREEMENT

     The following are summaries of certain provisions of the Merger Agreement and the Stockholders Agreement. These summaries are not a complete description of the terms and conditions of the Merger Agreement and the Stockholders Agreement and are qualified in their entirety by reference to the complete text of the Merger Agreement and the Stockholders Agreement, which are filed with the Commission as Exhibits (c)(1) and (c)(2), respectively, to the Schedule 13E-3 and are incorporated herein by reference.

The Merger Agreement

     The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as practicable, but in no event later than five business days after the initial public announcement of the terms of the Merger Agreement. The obligation of the Company to commence the Offer, to consummate the Offer and to accept for payment and to pay for any Shares validly tendered and not withdrawn is subject only to the Minimum Condition, and the satisfaction or waiver of certain other conditions set forth in "THE TENDER OFFER -- Section 12. Certain Conditions to the Offer."

     The Offer will remain open (unless the Company, at the written request of Buyer, terminates the Offer upon the occurrence of an event listed in "THE TENDER OFFER -- Section 12. Certain Conditions to the Offer") for a period of twenty Business Days from the commencement of the Offer in accordance with applicable laws (the "Expiration Date"). The Company, at the request of Buyer, shall extend the Offer at any time up to June 30, 1999 (the "Outside Termination Date") for one or more periods of not more than an aggregate of 10 business days, if at the initial Expiration Date of the Offer, or any extension of the Offer, the condition to the Offer requiring the expiration or termination of any applicable waiting periods under the HSR Act is not satisfied. The Company shall, at Buyer's request, extend the Offer beyond the initial Expiration Date for a period of up to 10 business days, if, on the date of such extension, more than 85% but less than 90% of the outstanding Shares on a fully diluted basis have been tendered.

     The Company is not required to accept the Shares for payment and pay the Offer Price for the Shares tendered unless it has received the proceeds from the sale of the Buyer Shares and the Debt Financing or other funds arranged for by Buyer in an amount that equals to or is greater than the Offer Price multiplied by the number of Shares tendered.

     The Stock Purchase. At a closing to be held the day after the Offer expires, the Company agrees to sell to Buyer 1,681,414 newly-issued Shares (the "Buyer Shares") for a purchase price equal to the number of Buyer Shares multiplied by the Offer Price or such increased price per share payable in the Offer in accordance with the Merger Agreement (the "Purchase Price").

     As a condition to the Company's obligation to consummate the Stock Purchase, Buyer will arrange for the Company to receive financing which, together with the Purchase Price, equals or is greater than the Offer Price multiplied by the number of Shares tendered.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, and in accordance with the Delaware law, the Merger is to be effected as soon as practicable after satisfaction or waiver of all of the conditions to the Merger, and Merger Subsidiary is to be merged with and into the Company upon the filing of a certificate of merger with the Delaware Secretary of State, or at such later time as specified in the Certificate of Merger. At the effective time of the Merger (the "Effective Time"), the separate existence of Merger Subsidiary will cease and the Company will continue as the Surviving Corporation and will continue to be governed by the laws of the State of Delaware. At the Effective Time, by virtue of the Merger and without any action on the part of any stockholder:

          (a) each Share issued and outstanding immediately prior to the Effective Time will, except Shares to which properly exercised dissenters' rights are available under Delaware law and exercised and except as otherwise provided in the following paragraphs (b) and (d), be canceled and converted into the right to receive the Merger Consideration upon surrender and exchange of the certificates representing such Shares;

          (b) each Share held by the Company as treasury stock or owned by Merger Subsidiary or any other subsidiary of Buyer or the Company immediately prior to the Effective Time will be canceled, and no payment will be made with respect thereto;

          (c) each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time will be converted and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation; and

          (d) the Buyer Shares and the shares retained by the Continuing Stockholders will not be canceled as provided above, but will remain outstanding.

     Directors. The Merger Agreement provides that promptly upon the consummation of the Stock Purchase and the acceptance for payment by the Company of any Shares, Buyer will be entitled to designate the number of directors, rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Company's Board of Directors (giving effect to the election of any additional directors to satisfy the requirement) and (ii) the percentage that the number of Shares owned by Buyer bears to the total number of Shares outstanding, and the Company shall take all action necessary to cause Buyer's designees to be elected or appointed to the Company's Board of Directors, including, without limitation, increasing the number of directors and seeking and accepting resignations of incumbent directors. At such times, the Company agrees to use its best efforts to cause individuals designated by Buyer to constitute the same percentage as such individuals represent on the Company's Board of Directors of (x) each committee of such Board (other than any committee of such Board established to take action under the Merger Agreement), (y) each Board of each subsidiary of the Company and (z) each committee of each such Board. Until the Effective Time, the Company agrees to retain as members of its Board of Directors at least two directors who are directors of the Company on the date of the Merger Agreement.

     Certificate of Incorporation and By-laws. The Merger Agreement provides that the Certificate of Incorporation and By-laws of the Company be, at the Effective Time, the Certificate of Incorporation and By-laws of the Surviving Corporation.

     Treatment of Stock Option Plans. The Merger Agreement provides for the following:

          (a) Immediately prior to the Effective Time, each outstanding employee stock option (an "Option") to purchase Shares granted under any employee stock option or compensation plan or arrangement of the Company are to be canceled, and each holder of any such Option, whether or not then vested or exercisable, will be paid by the Company at the Effective Time for each such Option an amount determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price of such Option, by (ii) the number of Shares subject to such Option.

          (b) Except as otherwise agreed to in writing by the parties to the Merger Agreement, (i) the Options and other equity plans will terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in the capital stock of the Company or any Subsidiary are to be canceled as of the Effective Time, and (ii) the Company agrees to use its reasonable efforts to assure that following the Effective Time no participant in any of such plans, or other plans, programs or arrangements, will have any right to acquire equity securities of the Company, the Surviving Corporation or any subsidiary of either one of them.

     Agreements of the Company and Buyer. Pursuant to the Merger Agreement, the Company agrees to cause a meeting of its stockholders to be duly called and held as soon as reasonably practicable after the consummation of the Stock Purchase and the Offer for the purpose of voting on the approval and adoption of the Merger Agreement and the Merger unless a vote of stockholders of the Company is not required by Delaware law. In connection with such meeting, the Company agrees to (i) promptly, after the consummation of the Stock Purchase and the Offer, prepare and file with the Commission, use its best efforts to have cleared by the Commission and thereafter mail to its stockholders as promptly as practicable the proxy or information statement and all other proxy materials for such meeting, (ii) use its best efforts to obtain the necessary approvals by its stockholders of the Merger Agreement and the Merger and (iii) otherwise comply with all legal requirements applicable to such meeting.

     Except as provided for in the Merger Agreement, from the date of the Merger until the Effective Time, the Company and its subsidiaries agree to conduct their business in the ordinary course consistent with past practice and in compliance with all applicable laws and regulations and to use their best efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees. The Merger Agreement provides further that from the date of the Merger Agreement until the Effective Time:

        - the Company will not adopt or propose any change in its Certificate of Incorporation or By-laws;

        - except for the Merger, the Company will not, and will not permit any of its subsidiaries to, merge or consolidate with any other person or entity or acquire a material amount of assets of any other person or entity;

        - the Company will not, and will not permit any of its subsidiaries to, sell, lease, license or otherwise dispose of any material assets or property except (i) pursuant to existing contracts or commitments and
          (ii) inventory in the ordinary course consistent with past practice;

        - the Company will not, and will not permit any of its subsidiaries to,
          (i) take or agree or commit to take any action that would make any representation and warranty of the Company under the Merger Agreement inaccurate in any material respect at, or as of any time prior to, the Effective Time, or (ii) omit, or agree or commit to omit, to take any action necessary to prevent any such representation or warranty from being inaccurate in any material respect at any such time;

        - the Company will not, and will not permit any of its subsidiaries to, agree or commit to do any of the foregoing; and

        - the Company will not, and will not permit any of its subsidiaries to, take any of the following actions (other than the Offer and the Stock Purchase):

        - declare, set aside or pay any dividend or other distribution with respect to any shares of capital stock of the Company, or repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any of its subsidiaries (other than the quarterly dividends paid on the shares) or split, combination or reclassification of any of its capital stock or issuance or authorization of the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

        - incur, assume or guarantee any indebtedness for borrowed money other than in the ordinary course of business and in amounts and on terms consistent with past practices;

        - make any loan, advance or capital contribution to or investment in any person or entity other than advances to employees in the ordinary course of business consistent with past practice and other than loans, advances or capital contributions to or investments in wholly-owned subsidiaries of the Company made in the ordinary course of business consistent with past practices;

        - cause damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of the Company or any of its subsidiaries which, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect (as defined herein);

        - (i) make any grant of any severance or termination pay to any director, officer or employee of the Company or any subsidiary, (ii) enter into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of the Company or any of its subsidiaries, (iii) increase benefits payable under any existing severance or termination pay policies or employment agreements, (iv) increase compensation, bonus or other benefits payable to directors, officers or employees of the Company or any of its subsidiaries, or
          (v) enter into any collective bargaining agreements;

        - issue, deliver, sell, pledge or otherwise encumber or subject to any lien any shares of the Company's or any of its subsidiaries' capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities;

        - enter into commitments for capital expenditures involving more than $100,000 in the aggregate except (i) as may be necessary for the maintenance of existing facilities, machinery and equipment in good operating condition and repair in the ordinary course of business,
          (ii) as reflected in the capital plan of the Company previously provided to Buyer, or (iii) tooling costs that are reimbursable by customer;

        - change the accounting principles used by it unless required by generally accepted accounting principles of the United States consistently applied;

        - make or rescind any express or deemed election or settlement or compromise of any claim or action relating to U.S. Federal, state or local taxes, or change any of its methods of accounting or of reporting income or deductions for U.S. Federal income tax purposes;

        - satisfy any claims or liabilities, other than, in the ordinary course of business consistent with past practice, in accordance with their terms, liabilities reflected or reserved against in, or contemplated in, the consolidated financial statements (or the notes to the financial statements) of the Company included in any of the Company's Form 10-K's or Form 10-Q's or incurred in the ordinary course of business consistent with past practice;

        - other than in the ordinary course of business consistent with past practice, (A) modify, amend or terminate any material contract, (B) waive, release, relinquish or assign any material contract, right or claim or (C) cancel or forgive any material indebtedness owed to the Company or any of its subsidiaries; provided, however, that the Company may not under any circumstance waive or release any of its rights under any standstill or confidentiality agreement to which it is party; or

        - authorize, commit or agree to take, any of the foregoing actions.

     No Solicitation; Acquisition Proposals. Pursuant to the Merger Agreement, the Company agreed that it will not, nor will it permit any of its subsidiaries to, nor will it authorize (and will use its best efforts not to permit) any officer, director or employee of, or any investment banker, attorney or other advisor or representative of, the Company or any of its subsidiaries to (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed or reasonably likely to facilitate, any inquiry or the making of any proposal which constitutes or reasonably may give rise to any inquiry, proposal or offer from any person other than the Buyer and Merger Subsidiary relating to any (A) direct or indirect acquisition or purchase of a business that constitutes 15% or more of the net revenues, net income or the assets of the Company and its subsidiaries, taken as a whole, (B) direct or indirect acquisition or purchase of 15% or more of any class of equity securities of the Company or any of its subsidiaries whose business constitutes 15% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (C) tender offer or exchange offer for Shares of any class of equity securities of the Company or any of its subsidiaries, or (D) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries other than the transactions contemplated by the Merger Agreement (each, a "Takeover Proposal"), or (ii) participate in any discussions or negotiations regarding any Takeover Proposal; provided, however, that if at any time prior to the date the Company purchases Shares in the Offer (the "Offer Completion Date"), the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that failure to do so would result in a breach of its fiduciary duties to the Company's stockholders under applicable law, the Company may, in response to any proposal made by a third party to acquire, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of Common Stock of the Company then outstanding or all or substantially all the assets of the Company, and otherwise on terms which the Board of Directors of the Company determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) to be more favorable to the Company's stockholders than the Offer and the Merger, and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board of Directors of the Company, is reasonably capable of being obtained by such third party (a "Superior Proposal"), which Superior Proposal was not solicited by the Company or which did not otherwise result from a breach of this section and subject to providing prior written notice of its decision to take such action to Buyer, (A) furnish information with respect to the Company and its subsidiaries to any person making a Superior Proposal pursuant to a customary confidentiality agreement, and (B) participate in discussions or negotiations regarding such Superior Proposal. Pursuant to the Merger Agreement, the Company, its affiliates and their respective officers, directors, employees, representatives and agents agreed to cease all existing activities, discussions and negotiations with any parties with respect to any Takeover Proposal and request the return of all confidential information regarding the Company provided to any such parties pursuant to the terms of any confidentiality agreement or otherwise.

     Indemnification; Directors' and Officers' Liability. From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Buyer will cause the Surviving Corporation to indemnify and hold harmless each present and former officer, director, employee or agent of the Company, including, without limitation, each person or entity controlling any of the foregoing persons or entities (each, an "Indemnified Party"), against all claims, losses, liabilities, damages, judgments, fines, fees, costs or expenses, including, without limitation, attorneys' fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time (including, without limitation, the Merger Agreement, the Offer Documents (as defined in the Merger Agreement), the Transactions and the actions contemplated thereby and giving effect to the consummation of such transactions and actions), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under the Certificate of Incorporation or By-Laws of the Company or indemnification agreements in effect on the date of the Merger Agreement, including provisions relating to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation. If any claim, action, suit, proceeding or investigation is brought against an Indemnified Party (whether arising before or after the Effective Time), the Indemnified Party may retain counsel satisfactory to such Indemnified Party and Buyer or the Surviving Corporation will advance the fees and expenses of such counsel for the Indemnified Party in accordance with the Certificate of Incorporation or By-Laws of the Company in effect on the date of the Merger Agreement. Buyer and the Company agree that all rights to indemnification and all limitations on liability existing in favor of any such officer, director, employee or agent as provided in the Company's Certificate of Incorporation and By-laws as in effect as of the date of the Merger Agreement survive the Merger and continue in full force and effect unless required to be amended under applicable law and except to make changes permitted by law that would enlarge an Indemnified Party's right to indemnification. Any determination required to be made with respect to whether a person or entity is entitled to indemnification is to be made by independent legal counsel selected mutually by such person or entity, and reasonably satisfactory to Buyer; provided, that Buyer will not be liable for any settlement effected without its written consent. On or prior to the Effective Time, Buyer agrees to cause the Surviving Corporation to pre-pay, at no expense to the beneficiaries, officers' and directors' liability insurance, which will be in effect for no less than six years after the Effective Time, in respect of acts or omissions occurring prior to the Effective Time covering each such person or entity currently covered by the Company's officers' and directors' liability insurance policy, on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement; provided, however, that in no event will Buyer be required to pay aggregate premiums for such insurance during such six-year period in excess of nine times the annual premium paid by the Company in 1998 for such purpose; provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, Buyer will be obligated to obtain a policy with the best coverage available, in the reasonable judgment of the Board of Managers of Buyer, for a cost up to but not exceeding such amount. Buyer agrees to cause the insurance policy to be in full force and effect with the premiums therefor prepaid in full, which policy shall by its terms be noncancelable. Buyer agrees to cause the Surviving Corporation to continue to indemnify, in accordance with the Company's past practice, certain employees of the Company in respect of certain lawsuits described in the Merger Agreement.

     The Merger Agreement also provides that in the event any claim is made against any Indemnified Party, neither the Surviving Corporation nor Buyer will do anything that would forfeit, jeopardize, restrict or limit the insurance coverage available for that claim until the final disposition thereof. If any claim, action, suit, proceeding or investigation is made against any Indemnified Party, on or prior to the sixth anniversary of the Effective Time, the indemnity provisions will continue in effect until the final disposition of such claim, action, suit, proceeding or investigation. The Surviving Corporation and Buyer agree that if either of them (i) consolidates with or merges into any other person or entity and is not the continuing or the Surviving Corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, proper provision will be made so that their successors and assigns succeed to the indemnity obligations prior to the consummation of such transaction.

     Best Efforts. Pursuant to the terms of the Merger Agreement and subject to the conditions thereof, the Company, Buyer and Merger Subsidiary agree to, and the Company agrees to cause each of its subsidiaries to, cooperate and each party will use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the Merger and the Transactions.

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties. These include representations and warranties by the Company with respect to, among other things, (i) corporate existence and power, (ii) corporate and governmental authorization, (iii) non-contravention, (iv) capitalization of the Company, (v) investments of the Company or any Subsidiary, (vi) SEC filings, (vii) financial information, (viii) disclosure documents, (ix) absence of certain changes or events, (x) no undisclosed material liabilities, (xi) litigation and permits, (xii) taxes,
(xiii) employee matters, (xiv) labor matters, (xv) compliance with laws, (xvi) finder's fees, (xvii) environmental matters, (xviii) property, (xix) insurance,
(xx) intellectual property, (xxi) material contracts, (xxii) the absence of a stockholders rights agreement, (xxiii) voting requirements with respect to the Transactions, (xxiv) opinion of financial advisor, (xxv) year 2000 issues,
(xxvi) transaction fees, and (xxvii) insider interests. The representations and warranties do not survive the closing of the Merger.

     Buyer and Merger Subsidiary are also making certain representations and warranties with respect to, among other things, (i) corporate existence and power, (ii) corporate and governmental authorization, (iii) non-contravention,
(iv) disclosure documents, (v) finder's fees, (vi) financing, (vii) share ownership, (viii) Merger Subsidiary's operations, and (ix) due diligence.

     Certain representations and warranties in the Merger Agreement are qualified as to "materiality" or "Material Adverse Effect". For the purposes of the Merger Agreement, "Material Adverse Effect" with respect to any person means a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of the Company and the subsidiaries of the Company, taken as a whole, that is not a result of general changes in the economy or the industries in which the Company and its subsidiaries operate which prevents or materially delays the Company's ability to consummate the transactions contemplated in the Merger Agreement.

  Conditions to Effect the Stock Purchase.

     The Merger Agreement provides that the obligations of the Company and Buyer to effect the Stock Purchase are subject to the satisfaction or waiver on or prior to the closing of the Stock Purchase of the following conditions: the conditions to the offer described in "THE TENDER OFFER -- Section 12. Certain Conditions to the Offer" will have been satisfied and the Company will simultaneously with the closing of the Stock Purchase, purchase all Shares validly tendered and not withdrawn pursuant to the Offer, and no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger (each party agrees to use its best efforts to have any such order reversed or injunction lifted).

     The obligations of Buyer to effect the Stock Purchase are also subject to the satisfaction (or waiver) at or prior to the closing of the Stock Purchase of each of the following additional conditions: the representations and warranties of the Company set forth in the Merger Agreement being true and correct as of the Expiration Date as though made on or as of such date, except (A) those representations and warranties that address matters only as of a particular date which are true and correct as of such date (unless they shall not be true and correct as of the specified date) or (B) where the failure of the representations and warranties (other than those representations and warranties set forth in the first sentence of the representation and warranty with respect to corporate existence and power, and in the representations and warranties with respect to corporate authorization, capitalization and disclosure documents, being true and correct (without giving effect to the materiality or material adverse effect limitations contained therein), individually or in the aggregate, do not have, and could not reasonably be expected to have, a Material Adverse Effect; the Company performing or complying in all material respects with all obligations and agreements, and complying in all materials respects with covenants, contained in the Merger Agreement to be performed or complied with by the Company prior to or on the closing of the Stock Purchase; the Company delivering a certificate of the Company, dated as of the closing of the Stock Purchase, signed by an executive officer of the Company to evidence satisfaction of the conditions set forth above; and all Directors of the Company tendering their resignations effective as of the closing of the Stock Purchase and being replaced by nominees acceptable to Buyer.

     The obligations of the Company to effect the Stock Purchase are also subject to the satisfaction (or waiver) at or prior to the closing of the Stock Purchase of each of the following additional conditions: the representations and warranties of Buyer set forth in the Merger Agreement being true and correct in all material respects on the closing of the Stock Purchase, with the same force and effect as though such representations and warranties had been made on and as of the closing of the Stock Purchase, except for representations and warranties that are made as of a specified date or time which shall be true and correct in all material respects only as of such specific date or time; Buyer performing in all material respects all obligations and agreements, and complying in all material respects with covenants, contained in the Merger Agreement to be performed or complied with by Buyer prior to or on the closing of the Stock Purchase; and the Company receiving certificates of Buyer, dated as of the closing of the Stock Purchase, signed by an executive officer of Buyer to evidence satisfaction of the conditions set forth above.

  Conditions to Effect the Merger

     The Merger Agreement provides that the obligations of the Company, Buyer and Merger Subsidiary to effect the Merger are subject to the satisfaction or waiver on or prior to the closing of the Merger of the following conditions: if required by the DGCL and the Certificate of Incorporation, the Merger Agreement and the Transactions being duly adopted by the stockholders of the Company; any applicable waiting period under the HSR Act relating to the Merger expiring; no provision of any applicable law or regulation and no judgment, injunction, order or decree prohibiting the consummation of the Merger (each party agreeing to use its best efforts to have any such order reversed or injunction lifted); the Company accepting for payment Shares tendered pursuant to the Offer; Buyer having received or being reasonably satisfied that it will receive all material consents and approvals in connection with the consummation of the Merger or to enable the Surviving Corporation to continue to carry on the business of the Company and its subsidiaries as presently conducted in all material respects; and Buyer having purchased the Buyer Shares.

     Termination. The Merger Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the stockholders of the Company):

          (a) by mutual written consent duly authorized by each of the Boards of Directors or Managers, as the case may be, of the Company and Buyer;

          (b) by either the Company or Buyer, if the Offer Completion Date has not occurred by the Outside Termination Date; provided, however, that the right to terminate this Agreement under this paragraph is not available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure to meet the date requirements of this paragraph;

          (c) by either the Company or Buyer, if any judgment, injunction, order or decree enjoining Buyer or the Company from consummating the Merger or accepting for payment or paying for Shares in the Offer is entered by any Governmental Entity and such judgment, injunction, order or decree shall become final and nonappealable;

          (d) by either the Company or Buyer, if the Offer expires or is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder by the Company as a result of a failure of any of the conditions to the Offer set forth in "TENDER OFFER -- Section 12. Certain Conditions to the Offer." to be satisfied or waived prior to the Expiration Date or any extension thereof;

          (e) by the Company at any time prior to the Offer Completion Date, if Buyer or Merger Subsidiary materially breaches or fails in any material respect to perform or comply with any of its covenants and agreements contained in the Merger Agreement or breaches its representations and warranties in any material respect which materially adversely effects (or materially delays) the consummation of the Offer or the other Transactions, which breach or failure to perform cannot be or has not been cured within ten days of the receipt of written notice of such breach by Buyer or Merger Subsidiary from the Company; or

          (f) by Buyer at any time prior to the Offer Completion Date, if the Company materially breaches or fails in any material respect to perform or comply with any of its covenants and agreements contained in the Merger Agreement or breaches its representations and warranties in any material respect, which breach or failure to perform cannot be or has not been cured within ten days of the receipt of written notice of such breach by the Company from Buyer;

          (g) by the Company at any time prior to the Offer Completion Date, pursuant to a good faith determination of the Board of Directors of the Company, after the Company has received a Superior Proposal and after consultation with outside counsel, that failure to (A) withdraw or modify or propose publicly to withdraw or modify, in a manner adverse to Buyer, the approval or recommendation by such Board of Directors or such committee of the Offer, the Merger or the Merger Agreement, (B) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal or (C) cause or authorize the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Takeover Proposal; provided, however, that such termination under this clause will not be effective until payment of the fee listed in the Fees and Expenses section below and provided, further, that the Merger Agreement may not be terminated pursuant to this clause until the Expiration Date of the Offer; or

          (h) by Buyer or Merger Subsidiary at any time prior to the Offer Completion Date if, (A) the Board of Directors of the Company has (i) withdrawn or modified or changed in a manner adverse to Buyer its approval or recommendation of this Agreement, the Offer, the Merger or the other Transactions, (ii) approved or recommended, or proposed publicly to approve or recommend, a Takeover Proposal, (iii) caused or authorized the Company or any of its subsidiaries to enter into a Company Acquisition Agreement,
     (iv) approved the breach of the Company's non-solicitation obligations, or
     (v) resolved or publicly disclosed any intention to take any of the foregoing actions, or (B) Bowles Hollowell has withdrawn or modified or changed in a manner adverse to Buyer its opinion relating to the Merger Consideration.

     Expenses and Termination Fee. The Merger Agreement provides that except as otherwise provided in this section, all costs and expenses incurred in connection with the Merger Agreement are to be paid by the party incurring such cost or expense. All costs and expenses related to the preparation, printing, filing and mailing (as applicable) of the Offer documents and all SEC filing fees are to be considered to be costs and expenses of Buyer.

     The Merger Agreement provides that the Company will pay to Buyer an amount equal to $3,000,000 (the "Termination Fee") plus up to $1,000,000 of Buyer's documented expenses in any of the following circumstances:

          (a) The Merger Agreement is terminated pursuant to the provisions of paragraphs (g) and (h) in the section entitled "Termination" above.

          (b) The Merger Agreement is terminated by either Buyer or the Company if the Offer Completion Date has not occurred by June 30, 1999; provided, however, that the right to terminate this Agreement under this paragraph is not available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure to meet the date requirements of this paragraph, and each of the following items occurs:

             (i) at the time of such termination the Minimum Condition has not been satisfied,

             (ii) at the time of such termination the Company shall not have the right to terminate the Merger Agreement pursuant to paragraph (e) in the section entitled "Termination" above,

             (iii) prior to such termination, a Takeover Proposal involving at least 50% of the assets of the Company and its subsidiaries, taken as a whole, or 50% of any class of equity securities of the Company (any such Takeover Proposal, a "Competing Proposal"), is (A) publicly disclosed or has been made directly to stockholders of the Company, or (B) any person or entity (including without limitation the Company or any of its subsidiaries) publicly announces an intention (whether or not conditional) to make such a Competing Proposal, and

             (iv) prior to or within 12 months after the termination of the Merger Agreement, the Company or one of its subsidiaries enters into a Company Acquisition Agreement or the transactions contemplated by a Competing Proposal are consummated.

          (c) The Merger Agreement is terminated by either Buyer or the Company pursuant to the provisions of paragraph (d) in the section entitled "Termination" above, and each of the following items occurs:

             (i) at the time of such termination the Minimum Condition has not been satisfied,

             (ii) at the time of such termination the Company shall not have the right to terminate the Merger Agreement pursuant to paragraph (e) in the section entitled "Termination" above,

             (iii) prior to such termination a Takeover Proposal Event has occurred, and

             (iv) prior to or within 12 months after the termination of the Merger Agreement, the Company or one of its subsidiaries enters into a Competing Proposal Agreement or the transactions contemplated by a Competing Proposal are consummated.

          (d) The Merger Agreement is terminated by Buyer at any time prior to the Offer Completion Date, if the Company materially breaches or fails in any material respect to perform or comply with any of its covenants and agreements contained in the Merger Agreement or breaches its representations and warranties in any material respect, which breach or failure to perform cannot be or has not been cured within ten days of the receipt of written notice of such breach by the Company from Buyer, and each of the following items occurs:

             (i) prior to such termination a Takeover Proposal Event has occurred, and

             (ii) prior to or within 12 months after the termination of the Merger Agreement, the Company or one of its subsidiaries enters into a Competing Proposal Agreement or the transactions contemplated by a Competing Proposal are consummated unless, in either case, the purchaser pursuant to such Competing Proposal Agreement or otherwise, waives the breach (or failure) of the representation, warranty, covenant or agreement that constituted the basis for Buyer's termination, so long as the Company's breach or failure was not intentional.

     Amendments; No Waivers. The Merger Agreement provides that any provision of the Merger Agreement may be amended or waived prior to the Effective Time if such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Buyer and Merger Subsidiary or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of this Agreement by the stockholders of the Company, no such amendment or waiver will, without the further approval of such stockholders, alter or change (i) the amount or kind of consideration to be received in exchange for any shares of capital stock of the Company, or (ii) any of the terms or conditions of this Agreement if such alteration or change could adversely affect the holders of any shares of capital stock of the Company.

Stockholders Agreement

     Buyer and Merger Subsidiary have entered into a Stockholders Agreement with the Continuing Stockholders, providing, subject to certain conditions, for (i) the tender by the Continuing Stockholders of certain of the Shares owned or controlled by them within 5 business days of the commencement of the Offer, (ii) the agreement by the Continuing Stockholders not to tender certain of the Shares owned or controlled by them and (iii) the grant of an irrevocable proxy to Buyer by the Continuing Stockholders to vote all Shares owned or controlled by them at the time of the Stockholders' Meeting in favor of the Merger. See "SPECIAL FACTORS -- The Merger Agreement and the Stockholders Agreement".

RELATED PARTY TRANSACTIONS

     During the fiscal years ended June 30, 1998 and 1997, the Company paid management fees of $283,750 and $235,000, respectively, to Lineberger & Co., LLC. During the nine-month period ended March 31, 1999 the Company paid management fees of $250,000 to Lineberger & Co., LLC. Effective October 1, 1997 the Company and Lineberger & Co., LLC entered into a one-year management agreement with an additional three year renewal option upon mutual consent, which provides for annual management fees of $300,000. On October 1, 1998 the Company and Lineberger & Co., LLC mutually agreed to increase the annual management fees payable by the Company to $350,000. The renewal agreement allows for the management fee to be increased upon mutual agreement of the Company and Lineberger & Co., LLC. Under the agreement, Lineberger & Co., LLC is to perform various management and consulting services for the Company, including without limitation, preparation of an annual business plan and projections, recruitment of senior management, establishment and maintenance of various auditing, inventory and production controls, assisting with the Company's financial relationships and acquisitions and rendering general business and administrative advice. See "SPECIAL FACTORS -- Interests of Certain Persons in the Transactions".

BENEFICIAL OWNERSHIP OF COMMON STOCK

     The following table sets forth, as of March 31, 1999, the ownership of the Company's common stock by (i) each person who is known by the Company to be the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of more than five percent (5%) of the Company's Common Stock, (ii) each of the Company's named executive officers and directors, and (iii) each of the Continuing Stockholders who are not covered by paragraphs (i) and (ii) above. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated and their addresses are the address of the Company.

                                                               NUMBER OF
                                                                 SHARES
                                                              BENEFICIALLY
                                                                 OWNED
                                                              ------------
James E. Lineberger.........................................   3,169,287(1)
James E. Lineberger, Jr. Trust..............................   1,056,429
  1120 Boston Post Road
  Darien, Connecticut 06820
Geoffry S. Lineberger Trust.................................   1,056,429
  1120 Boston Post Road
  Darien, Connecticut 06820
Christopher Lineberger Trust................................   1,056,429
  1120 Boston Post Road
  Darien, Connecticut 06820
The Brady Family Limited Partnership........................     357,143
Daniel. W. Brady............................................     358,143(2)
Samuel M. Berry.............................................     197,370(3)
James D. Gerson.............................................      26,000(4)
Ronald G. Assaf.............................................       6,000
Arthur D. Johnson...........................................      26,200(5)
Donald M. Maher.............................................      26,200(5)
Roy W. Wiegmann.............................................      14,600(5)
John F. Creamer.............................................       2,000
Ronald E. Reinke............................................      17,000(5)
Willie Vercher..............................................       1,750(5)
Dr. Krishnamurthy Sundararajan..............................       1,200(5)
Chris A. Curto..............................................       5,500(6)

---------------

(1) Includes 1,056,429 shares of common stock of the Company owned by each of the James E. Lineberger, Jr. Trust, the Geoffry S. Lineberger Trust and the Christopher Lineberger Trust. Harrietjo Lineberger, Mr. Lineberger's wife, and James E. Lineberger, Jr., Mr. Lineberger's son, are trustees of the James E. Lineberger, Jr. Trust and the Christopher Lineberger Trust and James E. Lineberger, Jr. and Christopher Lineberger, Mr. Lineberger's sons, are trustees of the Geoffry S. Lineberger Trust and, therefore shares owned by the trusts may be deemed to be beneficially owned by Mr. Lineberger. Mr. Lineberger disclaims beneficial ownership of these shares.

(2) Includes 357,143 shares of common stock of the Company held by The Brady Family Limited Partnership, of which Mr. Brady is the sole general partner, and 1,000 shares of common stock of the Company owned by the Jacqueline L. Brady 1993 Living Trust U/A DTD 9/23/93.

(3) Includes 18,800 shares of common stock of the Company issuable upon the exercise of options granted pursuant to the 1993 Stock Option Plan.

(4) Includes 5,000 shares of common stock of the Company owned by Mr. Gerson's wife, as custodian for their children, which may therefore be deemed to be beneficially owned by Mr. Gerson. Mr. Gerson disclaims beneficial ownership of these shares.

(5) Issuable upon the exercise of options granted pursuant to the 1993 Stock Option Plan.

(6) Includes 5,000 shares of Common Stock issuable upon the exercise of options granted pursuant to the 1993 Stock Option Plan.

     In addition, Buyer and Merger Subsidiary may be deemed to be beneficial owners of all of outstanding Shares owned by the Continuing Stockholders pursuant to the Stockholders Agreement. Buyer and Merger Subsidiary disclaim such beneficial ownership.

TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES

     To the Company's knowledge, the only transactions in the Shares effected during the past 60 days by the Company or its executive officers, directors, affiliates or subsidiaries is as follows: on February 22, 1999, Ronald Assaf, a director of the Company, transferred 45,000 Shares to a trust for the benefit of a family member.

     To the Company's knowledge, all of the Company's executive officers, directors, affiliates and subsidiaries (other than the Continuing Stockholders with respect to the retained Shares) currently intend to tender all Shares which are held of record or beneficially owned by such persons pursuant to the Offer, other than shares, if any, held by such persons which, if tendered would cause such persons to incur liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended. Pursuant to the terms of the Stockholders Agreement, the Continuing Stockholders have agreed to tender into the Offer Shares beneficially owned by them approximating 73% of the Shares outstanding and have agreed not to tender Shares beneficially owned by them approximating 2.9% of the Shares outstanding.

     Except as set forth in this Offer to Purchase, neither the Company nor, to the Company's knowledge, any of its affiliates, directors or executive officers or any person controlling the Company, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to, or in connection with, the Offer with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations). Except as described in this Offer to Purchase, since the commencement of the Company's second full fiscal year preceding the date of this Offer to Purchase, no contracts or negotiations concerning a merger, consolidation, or acquisition, a tender offer for or other acquisition of any securities of the Company, an election of directors of the Company, or a sale or other transfer of a material amount of assets of the Company, has been entered into or has occurred between any affiliates of the Company or between the Company or any of its affiliates and any unaffiliated person.

                                THE TENDER OFFER

1. TERMS OF THE OFFER; EXPIRATION DATE

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Company will accept for payment, and will pay for all outstanding Shares validly tendered prior to the Expiration Date (as hereinafter defined) and not withdrawn as specified in "THE TENDER OFFER -- Section 4. Withdrawal Rights". The term "Expiration Date" is 12:00 midnight, New York City time, on Friday, May 28, 1999, unless and until the Company, at the direction of Buyer (but subject to the terms and conditions of the Merger Agreement), has extended the period during which the Offer is open, in which event Expiration Date will be the latest time and date at which the Offer, as so extended by the Company, expires.

     The Company shall, at the direction of Buyer, extend the Offer for a period not to exceed 10 business days in the aggregate if on the initial Expiration Date, more than 85% but less than 90% of the outstanding Shares have been tendered. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder's Shares. See "THE TENDER
OFFER -- Section 4. Withdrawal Rights". At Buyer's request, the Company also shall increase the Offer Price and make such other changes to the Offer as Buyer may request, provided, however, that the Company is not required to make any changes that decrease the Offer Price, that change the form of consideration to be paid in the Offer, or that reduce the maximum number of Shares to be purchased in the Offer, that impose conditions to the Offer in addition to those set forth in TENDER OFFER-Annex I hereto or that broaden the scope of such conditions. The Company agreed not to make any other changes to the Offer or waive any conditions to the Offer or take any other action, including, without limitation, notice of acceptance of tendered Shares to the Depositary, with respect to the Offer without Buyer's prior written consent.

     The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the Company obtaining the Debt Financing arranged for its benefit by the Buyer. Pursuant to the Stockholders Agreement, the Continuing Stockholders have agreed to tender and not withdraw approximately 73% of the outstanding Shares on a fully diluted basis. See "THE TENDER OFFER -- Section
12. Certain Conditions to the Offer".

     Subject to the applicable regulations of the Commission, the Company also expressly reserves the right, at Buyer's request (but subject to the terms and conditions of the Merger Agreement), at any time and from time to time, (i) to delay acceptance for payment of, or, regardless of whether such Shares were accepted for payment, payment for, any Shares, pending receipt of any regulatory approval specified in "THE TENDER OFFER -- Section 13. Certain Legal Matters and Regulatory Approval", (ii) to terminate the Offer and not accept for payment any Shares upon the occurrence of any of the conditions specified in "THE TENDER OFFER -- Section 12. Certain Conditions to the Offer" and (iii) to waive any condition, other than the Minimum Condition, or otherwise amend the Offer in any respect, by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof. The Company acknowledges that (i) Rule 14e-1(c) under the Exchange Act requires the Company to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (ii) the Company may not delay acceptance for payment of, or payment for (except as provided in clause
(i) of the first sentence of this paragraph), any Shares upon the occurrence of any of the conditions specified in "THE TENDER OFFER -- Section 12. Certain Conditions to the Offer" without extending the period of time during which the Offer is open.

     Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 13e-4(e) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably calculated to inform them of such changes) and without limiting the manner in which the Company may choose to make any public announcement, the Company has no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

     If the Company makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(e) and 13e-3(e) under the Exchange Act.

     Subject to the terms of the Merger Agreement, if, prior to the Expiration Date, the Company should decide to decrease the number of Shares being sought or to increase or decrease the consideration being offered in the Offer, such decrease in the number of Shares being sought or such increase or decrease in the consideration being offered will be applicable to all stockholders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any such decrease in the number of Shares being sought or such increase or decrease in the consideration being offered is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such ten business day period. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City Time.

     This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Company will accept for payment, and will pay for, all outstanding Shares validly tendered prior to the Expiration Date and not properly withdrawn, promptly after the latest to occur of (i) the Expiration Date and (ii) the satisfaction or waiver of the conditions to the Offer specified in "THE TENDER OFFER -- Section 12. Certain Conditions to the Offer". Subject to applicable rules of the Commission, the Company expressly reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory approvals specified in "THE TENDER OFFER -- Section
13. Certain Legal Matters and Regulatory Approvals" or in order to comply in whole or in part with any other applicable law.

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (A) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures specified in "THE TENDER OFFER -- Section 3. Procedures for Accepting the Offer and Tendering Shares", (B) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below) in lieu of the Letter of Transmittal and (C) any other documents required under the Letter of Transmittal.

     For purposes of the Offer, the Company will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when the Company gives oral or written notice to the Depositary of the Company's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Company and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will the Company pay interest on the Offer Price, regardless of any delay in making such payment.

     If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedure specified in "THE TENDER OFFER -- Section 3. Procedures for Accepting the Offer and

Tendering Shares", such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

     If, prior to the Expiration Date, the Company increases the consideration offered to any holders of Shares pursuant to the Offer, such increased consideration will be paid to all holders of Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

3. PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES

     In order for a holder of Shares to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent's Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

     THE METHOD OF DELIVERY OF SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     Signature Guarantees. Signatures on all Letters of Transmittal must be guaranteed by a firm that is a member of the Medallion Signature Guarantee Program, or by any other "eligible guarantor institution", as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing, an "Eligible Institution"), except in cases where Shares are tendered (i) by a registered holder of Shares who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If a Share Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Share Certificate, with the signature(s) on such Share

Certificate or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

     Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder's Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all the following conditions are satisfied:

     - such tender is made by or through an Eligible Institution;

     - a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Company, is received prior to the Expiration Date by the Depositary as provided below; and

     - the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal are received by the Depositary within three Nasdaq trading days after the date of execution of such Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Company.

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Share Certificates evidencing such Shares, or a Book-Entry Confirmation of the delivery of such Shares, and the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal.

     Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company in its sole discretion, which determination will be final and binding on all parties. The Company reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Company also reserves the absolute right to waive any condition of the Offer or any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Company's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

     Cancellation. Promptly following the purchase of the Shares pursuant to the Offer, the Company intends to cancel any such Shares purchased in the Offer.

     The acceptance for payment by the Company of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and the Company upon the terms and subject to the conditions of the Offer.

     TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENT TO CERTAIN STOCKHOLDERS OF THE PURCHASE PRICE OF SHARES PURCHASED PURSUANT TO THE OFFER, EACH SUCH STOCKHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT SUCH STOCKHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 IN THE LETTER OF TRANSMITTAL. IF BACKUP WITHHOLDING APPLIES WITH RESPECT TO A STOCKHOLDER, THE DEPOSITARY IS REQUIRED TO WITHHOLD 31% OF ANY PAYMENTS MADE TO SUCH STOCKHOLDER. SEE INSTRUCTION 9 OF THE LETTER OF TRANSMITTAL.

4. WITHDRAWAL RIGHTS

     Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Company pursuant to the Offer, may also be withdrawn at any time after June 28, 1999. If the Company extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, nevertheless, on behalf of the Company, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4.

     For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on the Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in "THE TENDER OFFER -- Section 3. Procedures for Accepting the Offer and Tendering Shares", any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Company, in its sole discretion, whose determination will be final and binding. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in "THE TENDER OFFER -- Section 3. Procedures for Accepting the Offer and Tendering Shares".

5. CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

     The receipt of cash for Shares pursuant to the Offer or in the Merger will be a taxable transaction for U.S. federal income tax purposes under the Code and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, a stockholder will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash received in exchange for the Shares sold and such stockholder's adjusted tax basis in such Shares. Assuming the Shares constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss. In the case of an individual stockholder, such capital gain generally will be subject to a maximum federal income tax rate of 20% if the individual has held the Shares for more than one year. Gain or loss will be calculated separately for each block of Shares tendered pursuant to the Offer or converted pursuant to the Merger. The deductibility of capital losses is subject to certain limitations. Prospective investors should consult their own tax advisors in this regard.

     In general, in order to prevent backup federal income tax withholding at a rate of 31% on the cash consideration to be received in the Offer or pursuant to the Merger, each stockholder who is not otherwise exempt from such requirements must provide such stockholder's correct taxpayer identification number (and certain other information) by completing the Substitute Form W-9 in the Letter of Transmittal.

     THE FOREGOING DISCUSSION MAY NOT BE APPLICABLE TO CERTAIN TYPES OF STOCKHOLDERS, INCLUDING BROKER-DEALERS, STOCKHOLDERS WHO ACQUIRED SHARES PURSUANT TO THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION, INDIVIDUALS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES AND FOREIGN CORPORATIONS.

     THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON PRESENT LAW, WHICH IS SUBJECT TO CHANGE POSSIBLY WITH RETROACTIVE EFFECT. STOCKHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OFFER AND THE MERGER TO THEM, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

6. PRICE RANGE OF SHARES; DIVIDENDS

     The Shares are traded on the Nasdaq National Market System under the symbol "HILI". The following table sets forth the high and low sale prices of the Shares for the periods indicated:

                                                     HIGH    LOW
                                                     ----    ---
Fiscal 1997:
------------
First Quarter......................................   10 1/4  5
Second Quarter.....................................    6      4 1/4
Third Quarter......................................    5 1/2  4 3/4
Fourth Quarter.....................................    5 1/2  3 1/4

Fiscal 1998:
------------
First Quarter......................................    6 1/4  4 1/4
Second Quarter.....................................    7 1/8  5 1/4
Third Quarter......................................    7 7/8  6 3/4
Fourth Quarter.....................................    9 3/4  7 1/2

Fiscal 1999:
------------
First Quarter......................................    9      7 5/8
Second Quarter.....................................    9 1/2  7 5/8
Third Quarter......................................   11      8 7/8

     Dividends of $0.025 per share on 4,900,000 shares were paid on each of November 17, 1997, February 23, 1998, and May 18, 1998, August 19, 1998,
November 19, 1998, February 19, 1999 and on April 26, 1999, a dividend of $0.025 per share on 4,900,000 shares was awarded and will be paid on or about May 25, 1999 to holders of record on May 11, 1999.

7. CERTAIN INFORMATION CONCERNING THE COMPANY

     The Company designs, manufactures and sells a diversified line of highly-engineered products primarily for automotive applications. These products include brake valves such as proportioning valves, power transmission components such as electromagnetic clutches, mounting brackets and pulleys, and specialty components and assemblies such as stampings, specialty springs and automated assemblies. Some of the Company's products are engineered in close cooperation with the Company's customers to meet their specific performance requirements. Approximately 70% of the sales of the Company are to automotive companies and their suppliers for passenger cars and light trucks sold in the United States. The Company's customers include all three domestic automotive companies: Ford Motor Company, General Motors Corporation and Daimler - Chrysler Corporation as well as heavy truck companies such as Navistar International Transportation Corporation. The Company also sells products to first-tier suppliers including Borg-Warner Corporation, Bosch Braking Systems Corporation, Denso of Los Angeles, Inc., and ITT Automotive of North America, Inc. Significant non-automotive customers include Motorola, Inc., Crane National Vendors, and a variety of distributors for industrial/hydraulic clutches.

     The Company's revenues have grown in recent years through both internal growth and acquisition. Sales increases in each of the previous three years were 18.6%, 1.2%, and 61.8% in fiscal years 1998, 1997, and 1996, respectively. By comparison, according to Ward's Automotive Reports, U.S. sales of automobiles and light trucks have remained flat over the past three years. Vehicles sold in the U.S., by model year (July -- June), were 15.5 million in 1998, 14.9 million in 1997, and
15.0 million in 1996.

     The Company believes that its quick response to customer requirements, creative engineering and ability to design and manufacture high volumes of competitively-priced products to meet or exceed the quality standards of the automotive industry are the principal reasons it has been successful in increasing its market share and in growing faster than the domestic automotive industry. The Company has made significant investments in capital equipment and state-of-the-art manufacturing processes in order to continuously improve its productivity and maintain its position as a low cost, high quality manufacturer.

     Available Information

     The Company is subject to the reporting requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interests of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located in the Northwestern Atrium Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies should be obtainable, by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington D.C. 20549. The Commission also maintains an Internet site on the World Wide Web at http://www.sec.gov that contains reports, proxy statements and other information.

8. RECENT DEVELOPMENTS

     On April 27, 1999, the Company reported its financial results for the quarter ending March 31, 1999. Sales for the quarter ended March 31, 1999 were $25,631,000, an increase of $3,524,000 or 16% over sales of $22,107,000 for the third fiscal quarter of 1998. Earnings in the third quarter were $1,942,000 or $0.40 per share, increasing 33% over the earnings of $1,463,000 ($0.30 per share) in the third quarter last year. Sales for the nine months ended March 31, 1999 were $68,214,000, increasing 7% over sales of $63,764,000 for the same period of the prior year. Earnings for the nine-month period were $4,298,000 ($0.88 per share), a 34% increase over earnings of $3,194,000 ($0.65 per share) in the prior year. Shareholders' equity per share was $6.14 at March 31, 1999, compared to $5.34 per share at June 30, 1998.

9. SUMMARY HISTORICAL FINANCIAL INFORMATION

     The following table sets forth selected consolidated financial data with respect to the Company for each of the five years as of and for the years ended June 30, 1998 and should be read in conjunction with the audited financial statements (including the related notes thereto) included in the Company's Annual Report on Form 10-K for the year ended June 30, 1998.

                                                         YEAR ENDED JUNE 30,
                                    -------------------------------------------------------------
                                      1998         1997         1996         1995         1994
                                    ---------    ---------    ---------    ---------    ---------
                                       (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Net sales.........................  $  87,167    $  73,492    $  72,642    $  44,900    $  36,896
Cost of sales.....................     69,764       63,938       57,711       34,849       28,517
                                    ---------    ---------    ---------    ---------    ---------
  Gross profit....................     17,403        9,554       14,931       10,051        8,379
Selling, general and
  administrative..................      9,026       10,340        7,576        4,286        3,696
                                    ---------    ---------    ---------    ---------    ---------
  Operating income (loss).........      8,377         (786)       7,355        5,765        4,683
Interest expense, net.............      1,320        1,714        1,659          130          234
                                    ---------    ---------    ---------    ---------    ---------
  Income (loss) before income
     taxes........................      7,057       (2,500)       5,696        5,635        4,449
Income tax provision (benefit)....      2,545         (843)       2,064        2,016        1,668
                                    ---------    ---------    ---------    ---------    ---------
  Net income (loss)...............  $   4,512    $  (1,657)   $   3,632    $   3,619    $   2,781
                                    =========    =========    =========    =========    =========
Earnings (loss) per share:
  Basic...........................  $     .92    $    (.34)   $     .74    $     .74    $     .66
                                    =========    =========    =========    =========    =========
  Diluted.........................  $     .92    $    (.34)   $     .74    $     .74    $     .66
                                    =========    =========    =========    =========    =========
Shares used in computing earnings
  per share:
  Basic...........................  4,900,000    4,900,000    4,900,000    4,900,000    4,235,479
                                    =========    =========    =========    =========    =========
  Diluted.........................  4,912,655    4,900,000    4,903,951    4,900,000    4,235,479
                                    =========    =========    =========    =========    =========

                                                              JUNE 30,
                                    -------------------------------------------------------------
                                      1998         1997         1996         1995         1994
                                    ---------    ---------    ---------    ---------    ---------
                                                           (IN THOUSANDS)
Balance sheet data:
  Working capital.................  $  10,569    $   8,329    $  11,285    $   8,048    $   9,779
  Property, plant and equipment,
     net..........................     27,616       26,323       27,790       16,664        9,725
  Total assets....................     57,356       57,219       56,199       30,248       26,013
  Long-term obligations (1).......     12,957       18,271       19,533        3,419        2,255
  Total liabilities...............     31,209       35,216       32,538       10,219        9,603
  Stockholders' equity............     26,148       22,004       23,661       20,029       16,410

---------------

(1) Excludes current portion of long-term debt obligations.

     The Company's ratio of earnings to fixed charges for the fiscal years ended June 30, 1998 and June 30, 1997 and the nine-month period ended March 31, 1999 was 6.3, (45.9) and 8.1, respectively.

10. FINANCING OF THE TRANSACTIONS

     The total amount of funds required to consummate the Transactions and to pay all related fees and expenses will approximate $92.5 million, which will be provided through a combination of (i) $23,960,149 in proceeds from the Stock Purchase, (ii) borrowings under a $65 million senior secured credit facility to be provided to the Company (the "Senior Bank Facilities") and (iii) proceeds from the sale of $15.0 million of 12.5% senior unsecured subordinated notes (the "Subordinated Notes") (collectively, the "Financing"). The description set forth below does not purport to be complete and is qualified in its entirety by reference to certain agreements setting forth the principal terms of the Company's debt, which are available upon request from the Company.

     Equity Financing. Buyer will purchase the Shares in the Stock Purchase for $23,960,149. The funds to be used by Buyer in the Stock Purchase will be provided by Carreras, Kestner & Co., L.L.C. and members of the Buyer: Carreras, Kestner Investors, L.L.C., Key Equity Capital Corporation, Key Equity Partners 99, Citicorp

Venture Capital Corporation and Kelso & Company pursuant to the operating agreement of the Buyer. It is currently contemplated that the respective contributions to the equity financing will be as follows:

                           MEMBER                               CONTRIBUTION
                           ------                               ------------
Carreras, Kestner & Co., L.L.C..............................     $    1,425
Carreras, Kestner Investors, L.L.C..........................     $3,449,581
Key Equity Capital Corporation/Key Equity Partners 99.......     $6,836,381
Citicorp Venture Capital Corporation........................     $6,836,381
Kelso & Company.............................................     $6,836,381

     Senior Credit Facilities.

     First Union National Bank ("First Union") has committed to provide the Company with the Senior Bank Facilities in an aggregate principal amount not to exceed $65 million. The Senior Bank Facilities will consist of (a) a Tranche A Senior Secured Term Loan Facility providing for term loans to the Company in a principal amount not to exceed $17.5 million (the "Tranche A Term Facility");
(b) a Tranche B Senior Secured Term Loan Facility providing for term loans to the Company in a principal amount not to exceed $27.5 million (the "Tranche B Term Facility" and collectively with the Tranche A Term Facility, the "Term Facilities"); and (c) a Senior Secured Revolving Credit Facility providing for revolving loans to the Company and the issuance of U.S. dollar-denominated letters of credit for the account of the Company in an aggregate principal and stated amount at any time not to exceed $20 million (of which (i) up to $3 million may be represented by letters of credit and (ii) not more than $5 million may be represented by swingline loans to be made available by First Union) (the "Revolving Facility").

     Except as set forth below, (i) the Tranche A Term Facility may be drawn in not more than two draws to fund the Offer and the Merger, to repay existing debt and to pay related fees, costs and expenses, (ii) the full amount of the Tranche B Term Facility must be drawn in a single drawing at the Closing to fund the Tender Offer and the Merger, to repay existing debt and to pay related fees, costs and expenses. Loans and, subject to certain limitations, letters of credit under the Revolving Facility will be available at any time after the Closing and prior to the fifth anniversary thereof.

     Loans made under the Tranche A Term Facility will amortize quarterly over five years with annual increases in the quarterly installment payments. Loans made under the Tranche B Term Facility will amortize over six and one-half years in equal nominal quarterly installments during the first five years of such Facility and substantially greater equal quarterly installments for the final six installments thereof. Mandatory prepayments of the Term Facilities will be allocated pro rata between the Tranche A Term Facility and the Tranche B Term Facility and, within each such Term Facility, among the remaining amortization payments, and then to the Revolving Facility with a corresponding reduction in the commitments under the Revolving Facility. Voluntary prepayments of the Term Facilities will be allocated pro rata between the Tranche A Term Facility and the Tranche B Term Facility and, within each such Term Facility, among the remaining amortization payments. Amounts repaid or prepaid under any Term Facility may not be reborrowed.

     The Company will be required to make mandatory prepayments of loans, subject to certain exceptions (a) in a principal amount equal to 75% of annual excess cash flow of the Company and its subsidiaries (beginning with the fiscal year ending June 30, 2000), provided that such excess cash flow percentage will be reduced to 50% during any period when the leverage ratio consolidated funded debt to consolidated EBITDA for two consecutive quarters is 3.5 or below, (b) in a principal amount equal to 100% of the net cash proceeds of certain dispositions of assets or of the incurrence of certain indebtedness by the Company and its subsidiaries, and (c) in a principal amount equal to 50% of the net cash proceeds of certain issuances of equity securities (excluding equity issued in connection with the acquisition of the Company) by the Company and its subsidiaries. At the Company's option, loans may be prepaid, and revolving credit commitments or letters of credit may be permanently reduced, in whole or in part at any time in minimum amounts to be agreed. Any prepayment of fixed rate loans other than at the end of an interest period will be subject to reimbursement of redeployment and other similar costs.

     The obligations of the Company under the Senior Bank Facilities will be unconditionally and irrevocably guaranteed by Buyer and each of the direct or indirect subsidiaries of the Company (collectively, the "Guarantors"), provided that, if any such guarantee by a foreign subsidiary of the Company would have an adverse tax impact upon the Company, then no such guarantee shall be required. In addition, the Senior Bank Facilities will be secured by a first priority perfected lien on and security interest in (i) 100% of the capital stock of each Guarantor, whether existing at closing or thereafter organized or acquired (65% of the capital stock of foreign Guarantors to the extent that a higher percentage would have an adverse tax impact upon the Company), and (ii) all of the assets (including, without limitation, accounts receivable, inventory, equipment, intellectual property and other general intangibles, and real property) of the Company and the domestic Guarantors other than Buyer.

     At the Company's option, the interest rates per annum applicable to the Senior Bank Facilities will be either (i) adjusted LIBOR plus a margin ranging from 1.75% to 2.75%, in respect of the Revolving Facility and the Tranche A Term Facility, and from 3.00% to 3.25%, in respect of the Tranche B Term Facility or
(ii) the Alternate Base Rate plus a margin ranging from .50% to 1.50% , in respect of the Revolving Facility and the Tranche A Term Facility, and from 1.75% to 2.00%, in respect of the Tranche B Term Facility. The Alternate Base Rate is the higher of First Union's Prime Rate or the Federal Funds Effective Rate plus 0.5% per annum.

     The Company will pay a per annum fee equal to the applicable LIBOR margin ranging from 1.75% to 2.75% of the aggregate face amount of outstanding letters of credit under the Revolving Facility and a per annum fee ranging from 0.375% to 0.50% on the undrawn portion of the commitments in respect of the Revolving Facility. In addition, the Company will pay a facing fee with respect to each letter of credit in an amount equal to 0.25% of the average daily stated amount thereof, payable quarterly in arrears to First Union for its own account as issuer of letters of credit.

     The Senior Bank Facilities will contain a number of significant covenants that, among other things, will restrict the ability of the Company to dispose of assets, incur additional indebtedness, repay other indebtedness or amend other debt instruments, pay dividends, create liens on assets, enter into leases, investments or acquisitions, engage in mergers or consolidations, make capital expenditures, or engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities. In addition, under the Senior Bank Facilities the Company will be required to comply with specified financial ratios and tests, including minimum interest coverage, minimum working capital coverage and maximum leverage ratios and a minimum consolidated EBITDA test.

Senior Subordinated Notes

     First Union has committed to provide the Company with Subordinated Notes to finance a portion of the Offer and the Merger, including fees, costs and expenses related thereto, to refinance existing debt and for working capital and general corporate purposes. The Subordinated Notes will be subordinated to the Senior Bank Facilities. The Subordinated Notes will mature on the eight-year anniversary of the date of issuance thereof (the "Maturity"). Interest on the Subordinated Notes will be payable quarterly in arrears.

     The Company will redeem the full principal amount of the Subordinated Notes, plus any accrued interest, upon the earlier to occur of any of the following: the Maturity, an initial public offering, a change of control, a sale of a material portion of the Issuer's assets (subject to certain limitations) or other similar fundamental corporate change. Mandatory prepayments will be subject to the redemption price percentage set forth in the optional redemption section below and to the terms of the subordination provisions.

     The Subordinated Notes may be redeemed at the option of the Company, in whole or in part, upon not less than 20 nor more than 60 days notice, at a redemption price as set forth on the redemption price schedule set forth below, as such price may be reduced by First Union based upon the paragraph below, in each case plus accrued interest on the principal redeemed:

YEARS FROM CLOSING                                        REDEMPTION PRICE PERCENTAGE
------------------                                        ---------------------------
     1...................................................            103%
     2...................................................            102%
     3...................................................            101%
     Thereafter..........................................            100%

     The obligations of the Company under the Subordinated Notes will be unconditionally and irrevocably guaranteed by the Guarantors, on a basis subordinate in right and interest to the guaranties of the Senior Bank Facilities in a manner consistent with the subordination of the Notes, provided that, if any such guarantee by a foreign subsidiary of the Company would have an adverse tax impact upon the Company, then no such guarantee shall be required.

     The Notes will be issued pursuant to an Investment Agreement entered into by and between the Company and the purchasers of the Subordinated Notes. The Investment Agreement will contain a number of significant covenants that, among other things, will restrict the ability of the Company to dispose of assets, incur additional indebtedness, repay other indebtedness or amend other debt instruments, pay dividends, create liens on assets, enter into leases, investments or acquisitions, engage in mergers or consolidations or engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities. In addition, under the Investment Agreement the Company will be required to comply with specified financial ratios and tests, including minimum interest coverage, maximum leverage ratios and a minimum consolidated EBITDA test.

     The Subordinated Notes will have detachable warrants to purchase up to 5% of the fully diluted common equity of the Company. The warrants will contain customary terms and conditions. The warrant holder is also expected to become a party to a stockholders agreement among the stockholders of the post-recapitalized Company.

     Sources and Uses of Funds. The following table sets forth the anticipated sources and uses of funds in connection with the Transactions:

SOURCES
  Senior Bank Facilities....................................  $53,500,000
  Subordinated Notes........................................   15,000,000
  Proceeds from the sale of Buyer Shares....................   23,960,000
                                                              -----------
                                                              $92,460,000
                                                              ===========
USES
  Offer Price and Merger Consideration......................   68,993,000
  Retirement of Existing Debt...............................   15,100,000
  Fees and Expenses.........................................    8,367,000
                                                              -----------
                                                              $92,460,000
                                                              ===========

11. EFFECT OF THE TRANSACTIONS ON THE MARKET FOR THE SHARES; EXCHANGE ACT REGISTRATION

     Upon consummation of the Transactions, Buyer and the Company intend to discontinue listing the Shares on Nasdaq and to terminate the registration of the Shares under the Exchange Act. If the Shares are delisted, the ability to buy and sell the Shares will be adversely affected. In addition, the termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders' meetings and the requirements of Rule 13e-3 under the Exchange Act with respect to the "going private" transactions, no longer applicable to the Shares. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

12. CERTAIN CONDITIONS TO THE OFFER

     In addition to (and not in limitation of) the Company's rights to extend and amend the Offer pursuant to the provisions of the Merger Agreement, the Company is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Company's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), to pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate the Offer if:

          (i) any applicable waiting period under the HSR Act has not expired or terminated prior to the expiration of the Offer;

          (ii) the Minimum Condition has not been satisfied;

          (iii) the closing of the Stock Purchase has not occurred other than due to any breach of the Merger Agreement by Buyer or Merger Subsidiary;

          (iv) the Company has not received the proceeds of the debt portion of the Financing or otherwise obtained funds sufficient to finance the Transactions unless such proceeds were not received due to
               (x) the failure of the lenders in the Debt Financing and Buyer or Merger Subsidiary to agree on definitive documentation for such financing or (y) the failure of Buyer and/or Merger Subsidiary to receive the equity portion of its Financing; or

     as a result of the existence of any of the following conditions which conditions will not have been satisfied or waived at any time on or after the date of the Merger Agreement and on or before the Expiration Date or any extension thereof:

          (v) there is instituted and pending by any governmental entity (or the staff of any HSR Authority recommends the commencement of) any action or proceeding which (A) seeks to prohibit, or impose any material limitations on, Buyer's or Merger Subsidiary's ownership or operation of all or a material portion of the businesses or assets of the Company and its subsidiaries, taken as a whole, or of Buyer or its subsidiaries, (B) seeks to impose limitations on the ability of the Company, or renders the Company unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger or the consummation of the Offer or the Merger, (C) challenges or seeks to make illegal, to delay materially or to restrain or prohibit, the making of the Offer, the consummation of the Merger or the other Transactions, or seeks to restrain or limit the ability of the Company, or renders the Company unable, to accept for payment, pay for or purchase some or all of the Shares, to consummate the merger or the other Transactions, or seeks material damages relating to any of the Transactions, or (D) imposes limitations on the ability of Merger Subsidiary or Buyer or its affiliates effectively to exercise full rights of ownership of the Shares, including without limitations, the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders;

             (vi) any action taken or any statute or rule entered, enforced, issued against or applicable to the Offer, the Merger or the other Transactions by any governmental entity is in effect that results in any of the consequences referred to in clauses (A) through (D) of paragraph
        (v) above;

             (vii) the Merger Agreement has been terminated in accordance with its terms;

             (viii) the commitment for the Debt Financing is no longer in effect due to (A) any general suspension of, or limitation on prices for, trading in securities on any national securities exchange or the over-the-counter market for a period in excess of 24 hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (B) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (C) a commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (D) any limitation (whether or not mandatory) by any United States governmental entity on the extension of credit generally by banks or other financial institutions, (E) a change in general financial, bank or capital market conditions which materially and adversely affects the ability of financial institutions in the United States to extend credit or syndicate loans, (F) a decline of at least 20% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 Index from the close of business on the date of the Merger Agreement, or (G) a material acceleration or worsening of any of the foregoing;

             (ix) since the Balance Sheet Date there has occurred any material adverse change or any event or development that has resulted in or is reasonably likely to result in, a material adverse change in the business, properties, assets, condition (financial), results of operations, liabilities or operations of the Company and its subsidiaries, taken as a whole;

             (x) the Company's Board of Directors (or any committee thereof) has
        (A) withdrawn, or modified or proposed publicly to withdraw or modify or changed in a manner adverse to Buyer or Merger Subsidiary its recommendation of the Offer, the Merger Agreement, the Merger or the other Transactions, (B) taken a position inconsistent with its recommendation of the Offer, the Merger Agreement or the Merger, (C) approved or recommended or proposed publicly to approve or recommend any Takeover Proposal, (D) taken any action in connection with Takeover Proposals prohibited by the Merger Agreement, (E) caused or authorized the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Takeover Proposal, or (F) resolved or publicly disclosed an intention to do any of the foregoing; or

             (xi) Buyer and the Company agree that the Company terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder;

     which in the sole judgment of Buyer or Merger Subsidiary, in any such case, and regardless of the circumstances giving rise to the conditions set forth in (i) through (xi) above, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payments.

     The parties acknowledge that the foregoing conditions are for the sole benefit of the Buyer and Merger Subsidiary and that the Company will not assert failure of, or waive, any such condition without the prior written consent of Buyer and that if Buyer elects to waive any such condition to the Offer, the Company will cooperate and comply with such election.

13. CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS

     General. Except as set forth in this Offer to Purchase, the Company is not aware of any license or regulatory permit that appears to be material to its business that might be adversely affected by its acquisition of Shares as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Company's acquisition of Shares pursuant to the Offer. Should any such approval or other action be required, the Company currently contemplates that it will seek such approval or other action. The Company cannot predict whether it may determine that it is required to delay the acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company intends to make all required filings under the Exchange Act. The Company's obligation under the Offer to accept Shares for payment is subject to certain conditions. See "THE TENDER OFFER -- Section 11. Certain Conditions to the Offer".

     Antitrust. Neither the Offer nor the Merger are subject to compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules and regulations promulgated thereunder by the Federal Trade Commission, based upon an analysis of the "size of person test" as set forth in the HSR Act.

  State Takeover Laws

     Delaware Business Combination Statute. Section 203 of Delaware General Corporation Law (the "DGCL"), in general, prohibits a Delaware corporation such as the Company, from engaging in a "Business Combination" (defined as a variety of transactions, including mergers, as set forth below) with an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 15% or more of a corporation's outstanding voting stock) for a period of three years following the date that such person became an Interested Stockholder unless (a) prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder,
(b) upon consummation of the transaction that resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and employee stock ownership plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or (c) on or subsequent to the date such person became an Interested Stockholder, the Business Combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

     Under Section 203, the restrictions described above do not apply if, among other things (a) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203; (b) the corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by
Section 203, provided that, in addition to any other vote required by law, such amendment of the certificate of incorporation or by-laws must be approved by the affirmative vote of a majority of the shares entitled to vote, which amendment would not be effective until 12 months after the adoption of such amendment and would not apply to any Business Combination between the corporation and any person who became an Interested Stockholder of the corporation on or prior to the date of such adoption (a bylaw amendment adopted pursuant to this paragraph shall not be further amended by the board of directors); (c) the corporation does not have a class of voting stock that is (1) listed on a national securities exchange, (2) authorized for quotation on an inter-dealer quotation system of a registered national securities association or (3) held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an Interested Stockholder or from a transaction in which a person became an Interested Stockholder; or (d) a stockholder became an Interested Stockholder "inadvertently" and thereafter divests itself of a sufficient number of shares so that such stockholder ceases to be an Interested Stockholder. Under Section 203, the restrictions described above also do not apply to certain Business Combinations proposed by an Interested Stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an Interested Stockholder during the previous three years or who became an Interested Stockholder with the approval of a majority of the corporation's directors.

     Section 203 provides that, during such three-year period, the corporation may not merge or consolidate with an Interested Stockholder or any affiliate or associate thereof, and also may not engage in certain other transactions with an Interested Stockholder or any affiliate or associate thereof, including, without limitation, (a) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets (except proportionately as a stockholder of the corporation) having an aggregate market value equal to 10% or more of the aggregate market value of all assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of a corporation; (b) any transaction which results in the issuance or transfer by the corporation or by certain subsidiaries thereof of any stock of the corporation or such subsidiaries to the Interested Stockholder, except pursuant to a transaction that effects a pro rata distribution to all stockholders of the corporation; (c) any transaction involving the corporation or certain subsidiaries thereof which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or any such subsidiary which is owned directly or indirectly by the Interested Stockholder (except as a result of immaterial changes due to fractional share adjustments); or (d) any receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder of such corporation) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     The provisions of Section 203 are not applicable to any of the Transactions as a result of the approval by the Company's Board of the Merger Agreement and each of the transactions contemplated thereby prior to the execution of the Merger Agreement.

     Other State Takeover Laws. A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, shareholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining shareholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of shareholders in the state and were incorporated there.

     The Company conducts business in a number of other states throughout the United States, some of which have enacted takeover laws and regulations. The Company does not know whether any or all of these takeover laws and regulations will by their terms apply to the Offer, and, except as set forth above with respect to Section 203 of the DGCL, the Company has not currently complied with any other state takeover statute or regulation. The Company reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Company might be required to file certain information with, or to receive approvals from, the relevant state authorities, and the Company might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or may be delayed in consummating the Offer. In such case, the Company may not be obligated to accept for payment or pay for any Shares tendered pursuant to the Offer. See "-- Section 2. Acceptance for Payment and Payment."

14. FEES AND EXPENSES

     The Company has retained Bowles Hollowell as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of the Bowles Hollowell engagement letter, the Company has agreed to pay to Bowles Hollowell an aggregate financial advisory fee of $1,566,839 payable in the Offer and the Merger for its services as financial advisor. In addition the Company has agreed to reimburse Bowles Hollowell for its reasonable out-of-pocket expenses, including reasonable fees and disbursements of counsel.

     The Company has retained Morrow & Co., Inc. as Information Agent, First Union Capital Markets Corp. as Dealer Manager and Continental Stock Transfer & Trust Company as Depositary in connection with the Offer. The Information Agent and the Depositary will each receive reasonable and customary compensation for customary services in connection with the Offer and will be reimbursed for customary and reasonable out-of-pocket expenses. None of the Information Agent, the Dealer Manager and the Depositary has been retained to, or is authorized to, make solicitations or recommendations in connection with the Offer.

     The Company will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other person for soliciting Shares pursuant to the Offer. The Company will, however, on request, reimburse such persons for customary handling and mailing expenses incurred in forwarding materials in respect of the Offer to the beneficial owners for which they act as nominees. No broker, dealer, commercial bank or trust company has been authorized to act as an agent for the Company for the purpose of the Offer. The Company will not pay (or cause to be paid) any stock transfer taxes on its purchase of Shares pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

     Estimated costs and fees in connection with the Transactions, all of which are the obligation of the Company if the Transactions is consummated, are as follows:

Financing and commitment costs..............................    $1,600,000
Legal, accounting and other professional fees...............       950,000
Financial advisory fees.....................................     1,567,000
Printing and distribution costs.............................       100,000
Severance, incentive payments and related expenses..........     3,850,000
Miscellaneous...............................................       300,000
                                                                ----------
TOTAL.......................................................    $8,367,000
                                                                ==========

     If the Transactions are not consummated, certain of the fees related to the Transactions will be paid by the Buyer.

     See "SPECIAL FACTORS--The Merger Agreement the Stockholders' Agreement" for a description of certain provisions for the reimbursement by the Company of certain fees and expenses incurred by Buyer.

15. CERTAIN INFORMATION CONCERNING BUYER AND MERGER SUBSIDIARY

     Buyer. Buyer is a Delaware limited liability company managed by Carreras, Kestner & Co., L.L.C., newly formed for the purpose of effecting the Transactions, including the Stock Purchase. It is not anticipated that Buyer will have any significant assets or liabilities or will engage in any activities other than those incident to the Transactions and the financing thereof prior to the consummation of the Offer. The principal executive offices of Buyer are located at Terminal Tower, 50 Public Square, 32nd Floor, Cleveland, Ohio 44113.

     Joseph W. Carreras, Michael B. Goldberg, Michael T. Kestner, John F. Kirby and Mary Lynn Putney are the directors of Buyer and Messrs. Carreras, Kestner, Ronald G. Campbell and Ian B. Hessel are executive officers of Buyer. Each is a citizen of the United States.

     Except as set forth in this Offer to Purchase, there have never been any contacts, negotiations or transactions between Buyer, any of its affiliates or any of the persons listed on Schedule I and the Company or its affiliates concerning a merger, consolidation or acquisition, tender offer or other acquisitions of securities, election of directors or a sale or other transfer of a material amount of assets.

     Merger Subsidiary. Merger Subsidiary is a Delaware corporation, newly formed by Buyer for the purpose of effecting the Merger. It is not anticipated that Buyer will have any significant assets or liabilities or will engage in any activities other than those incident to the Transactions and the financing thereof prior to the consummation of the Offer. The principal executive offices of Merger Subsidiary are located at Terminal Tower, 50 Public Square, 32nd Floor, Cleveland, Ohio 44113.

     Messrs. Carreras, Kestner, Goldberg, Kirby and Putney are the directors of Merger Subsidiary and Messrs. Carreras, Kestner, Campbell and Hessel are executive officers of Merger Subsidiary. Each is a citizen of the United States.

     For certain information concerning the Directors and Executive Officers of Buyer and Merger Subsidiary see Schedule I to this Offer to Purchase. Except as set forth in this Offer to Purchase: (i) neither Buyer or Merger Subsidiary nor, to the knowledge of any of the foregoing, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of any of the foregoing, beneficially owns or has a right to own any Shares or any other equity securities of the Company; (ii) neither Buyer or Merger Subsidiary nor, to the best knowledge of any of the foregoing, any of the persons or entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or other equity securities of the Company during the past sixty days; (iii) neither Buyer or Merger Subsidiary nor, to the best knowledge of any of the foregoing, any of the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, contracts, arrangements, understandings and relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts, calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents, or abstentions;
(iv) since July 1, 1998, there have been no transactions or business relationships that would be required to be disclosed under the rules and regulations of the Commission between any of Buyer or Merger Subsidiary or any of their respective subsidiaries or to the best knowledge of any of Buyer or Merger Subsidiary, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand; and (v) since July 1, 1998, there have been no contracts, negotiations or transactions between any of Buyer or Merger Subsidiary or any of their respective subsidiaries or, to the best knowledge of any of Buyer or Merger Subsidiary, any of the persons listed in
Schedule I of this Offer to Purchase, on the one hand, and the Company or its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, and election of directors or a sale or other transfer of a material amount of assets of the Company or any of its subsidiaries.

     Neither Buyer nor Merger Subsidiary had any relationship with the Company prior to the commencement of the discussions that led to the execution of the Merger Agreement. Each of Buyer and Merger Subsidiary disclaims that it is an "affiliate" of the Company within the meaning of Rule 13e-3 under the Exchange Act.

16. RECAPITALIZATION ACCOUNTING

     The Transactions have been structured to qualify for recapitalization accounting treatment, consisting of the purchase by the Company (and the cancelation) of certain Shares (i) in the Offer for the Offer Price and (ii) in the Merger in exchange for the Merger Consideration, both of which are funded by the Debt Financing and an equity investment by Buyer of $23,960,149.

17. MISCELLANEOUS

     The Company is not aware of any jurisdiction in which the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Company becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, the Company will make a good faith effort to comply with any such state statute. If, after such good faith effort, the Company cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE COMPANY NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     Pursuant to Section 13(e)(1) of the Exchange Act, the Company has filed with the Commission the Schedule 13E-4 together with exhibits, furnishing additional information with respect to the Offer. The Company has filed a statement on Schedule 13E-3 with respect to the Offer and may file amendments to the Schedule 13E-3. Such statements, including exhibits and any amendments thereto, which furnish certain additional information with respect to the Offer may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in "THE TENDER OFFER -- Section 7. Certain Information Concerning the Company".

                                            HILITE INDUSTRIES, INC.
May 3, 1999

                                                                      SCHEDULE I

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth information about each current executive officer and director of the Company:

NAME                                              AGE  POSITION WITH THE COMPANY
----                                              ---  -------------------------
James E. Lineberger.............................  62   Chairman of the Board of Directors
Daniel W. Brady.................................  59   Vice Chairman of the Board of Directors and
                                                       Chief Executive Officer
Samuel M. Berry.................................  61   President, Chief Operating Officer and
                                                       Director
Ronald G. Assaf.................................  63   Director
James D. Gerson.................................  55   Director
John F. Creamer.................................  68   Director
Arthur D. Johnson...............................  58   Vice President-Operations
Donald M. Maher.................................  52   Vice-President-Sales and Marketing
Ronald E. Reinke................................  55   Vice President-Engineering
Roy W. Wiegmann.................................  37   Vice President and Chief Financial Officer

     Mr. Lineberger has been Chairman of the Board of Directors of the Company since it was formed in 1986. He has been a partner of Lineberger & Co., LLC and its predecessors, private investment firms, since 1969. He has served as a director of Sensormatic Electronics Corporation since 1968, Chairman of its Executive Committee since 1974 and as Co-Chief Executive Officer from January to July 1988.

     Mr. Brady has been an officer and/or director of the Company since it was formed in 1986. He became Chief Executive Officer in 1992 and currently devotes more than 50% of his time to the Company. In addition, Mr. Brady has been affiliated with Lineberger & Co., LLC since 1986 and acts as a consultant to and director of several privately-held companies in which affiliates of Lineberger & Co., LLC are controlling shareholders. During the last twenty years Mr. Brady has been continuously associated with the automotive parts industry. From 1986 to 1991 he served first as Chief Financial Officer and then President of B&M Industries, Inc., an affiliate of Lineberger & Co., LLC. Prior thereto, he was Chief Financial Officer of D.A.B. Industries from 1978 to 1985 when it was merged with J.P. Industries, Inc. He then became Treasurer of J.P. Industries, Inc. from 1985 to 1986.

     Mr. Berry has been with the Company and its predecessor operations since 1974. He has served as director, President and Chief Operating Officer of the Company since December 1986. He has served as President since 1981 and previously as Vice President-Manufacturing of the Company's predecessor operations. From 1959 through 1964, he worked part-time for Pitts Industries, currently a division of the Company.

     Mr. Assaf has been a director of the Company since November 1993. He is a founder of Sensormatic Electronics Corporation, has been its Chairman of the Board of Directors since October 1971 and served as its President and Chief Executive Officer since 1974 until his retirement in August 1996. In August 1994, Mr. Assaf was appointed to the Board of Directors of Computer Integration Corporation. On March 25, 1998, Mr. Assaf, without admitting or denying any wrongdoing, consented to the entry of a civil order enjoining him from future violations of certain record-keeping and periodic reporting provisions of the federal securities laws and pursuant to which he paid a civil money penalty of $50,000. In its complaint in this civil action, the United States Securities and Exchange Commission alleged that Mr. Assaf knew of certain improper revenue recognition practices by Sensormatic Electronics Corporation and knew or generally was aware that quarterly earnings statements contained in certain Sensormatic periodic reports and registration statements filed with the SEC during the period from at least July 1, 1993 through July 10, 1995 were false and misleading.

     Mr. Gerson has been a director of the Company since February 1994. Mr. Gerson is currently the portfolio manager for Hudson Capital Appreciation Fund, an affiliate of Fahnestock & Co. Inc. Mr. Gerson also serves as a director of the following public companies: Ag Services of America, Inc., a distributor of farm inputs; American Power Conversion Corp., a manufacturer of uninterruptable power supplies; Arguss Holdings Inc., a fiber and cable construction firm; and Energy Research Corp., a developer of advanced power generation systems.

     Mr. Creamer has been a director of the Company since January 1998. Mr. Creamer was a director and vice chairman of the Board of Directors of Echlin, Inc., an aftermarket and OEM supplier in the automotive industry from 1986 to 1998. Mr. Creamer also serves as a director to R&B, Inc., a supplier of fasteners for the automotive industry, since 1993 and Bonded Motors, a remanufacturer of car and light truck engines, since 1996. He currently is the President and owner of Distribution Marketing Services, Inc., a consulting firm to the automotive aftermarket and President of the Automotive Warehouse Distributors Association, a trade association for the automotive aftermarket.

     Mr. Johnson has been with the Company and its predecessor operations since June 1968. He has been Vice President-Operations since January 1983. Previously, he served as an industrial engineer and then Plant Manager of Pitts Industries, currently a division of the Company.

     Mr. Maher has been with the Company and its predecessor operations since June 1985. He has served as Vice President-Sales and Marketing since July 1987. Between 1985 and 1987 he served in various manufacturing capacities including Vice President-Operations.

     Mr. Reinke has been employed by the Company since August 1988 in the capacity of Vice President-Engineering. From October 1972 through July 1988 he was employed by the Control Systems Division of Borg-Warner in Decatur, Illinois where he served in various staff positions including Engineering Manager.

     Mr. Wiegmann has been employed by the Company since November 1992 as Vice President and Chief Financial Officer. From August 1982 through May 1988 he was a public accountant with the Dallas office of the accounting firm of Deloitte Haskins and Sells (now known as Deloitte and Touche). He served as Vice President and Chief Accounting Officer of TM Communications, Inc. from June 1988 to January 1990. From February 1990 through November 1992, he worked with Professional Service Industries, a national engineering inspection and testing company, where he served as Assistant Corporate Controller.

                           DIRECTOR NOMINEES OF BUYER

     The following table sets forth information about each director nominee of the Company:

NAME                                                AGE     POSITION WITH THE COMPANY
----                                                ---     -------------------------
Joseph W. Carreras..............................     45     Director Nominee
Michael B. Goldberg.............................     52     Director Nominee
Michael T. Kestner..............................     44     Director Nominee
John F. Kirby...................................     38     Director Nominee
Mary Lynn Putney................................     51     Director Nominee

     Mr. Carreras has been the President of Carreras, Kestner & Co., L.L.C. since February 1998. Prior to February 1998, Mr. Carreras served as Chief Executive Officer of Sinter Metals, Inc. since January 1994, was its Chairman of the Board since June 1993 and served as a Director since Sinter Metals, Inc.'s formation in December 1991.

     Mr. Goldberg has been the Managing Director of Kelso & Company, L.P. since 1991. Mr. Goldberg is currently an officer and/or director of a number of companies.

     Mr. Kestner has been the Chief Financial Officer of Carreras, Kestner & Co., L.L.C. since February 1998. He served as Chief Financial Officer of Sinter Metals, Inc. from January 1995 until January 1998. Prior to joining Sinter Metals, Inc. and since 1992, Mr. Kestner was a Vice President of Banc One Capital Partners.

     Mr. Kirby has been the Vice President of Key Bank National Association, Key Equity Capital Corporation and Key Capital Corporation since 1991. He has also been the General Partner of Key Equity Partners I, III and IV, Key Equity Partners 97, 98 and 99, Key Equity Fund Partners I and II and Key Equity Fund Partners 98 and 99 since their inception. Mr. Kirby has been an officer and/or director of a number of privately held portfolio companies in connection with his duties as an officer of Key Equity Capital Corporation.

     Ms. Putney has been the Managing Director of Citigroup since 1990. Ms. Putney has been employed by Citibank, which is the parent corporation of Citicorp Venture Capital, for 27 years. She served as a Director of Sinter Metals, Inc. from 1994 until its sale to GKN plc in May, 1997.

                                                                     SCHEDULE II

                                 April 26, 1999

The Board of Directors
Hilite Industries, Inc.
1671 S. Broadway
Carrollton, Texas 75006

Members of the Board:

     Hilite Industries, Inc., a Delaware Corporation ("Hilite"), Hilite Holdings, LLC, a Delaware limited liability company (the "Purchaser"), and Hilite Mergeco, Inc. a Delaware Corporation ("Merger Subsidiary"), have proposed to enter into an Agreement and Plan of Merger (the "Agreement"). Pursuant to the Agreement, the implementation of which is contingent on, among other things, completion of debt financing, Hilite will commence a tender offer to purchase all outstanding shares of the common stock, par value $0.01 per share, of Hilite (the "Hilite Common Stock"), other than a portion of such shares held by certain shareholders of Hilite who will retain an equity interest in Hilite (the "Roll-over Shareholders"), at a purchase price of $14.25 per share, net to the seller in cash (the "Tender Offer"). The Agreement also provides that, following such Tender Offer, the Merger Subsidiary will be merged with and into Hilite (the "Merger" and, together with the Tender Offer, the "Transaction") pursuant to which each outstanding share of Hilite Common Stock not previously tendered (other than those shares held by Roll-over Shareholders and the Purchaser) will be converted into the right to receive $14.25 in cash. We have assumed, with your consent, that the Transaction will be treated as a recapitalization for financial reporting purposes. You have requested our opinion as to whether the cash consideration to be received in the Transaction by the holders of Hilite Common Stock (other than Roll-over Shareholders with respect to their retained Shares) is fair, from a financial point of view, to such holders.

     Bowles Hollowell Conner ("BHC"), a division of First Union Capital Markets Corp. ("FUCMC"), as a part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, tender offers, divestitures, leveraged buyouts, and private placements of debt and equity securities. We have acted as financial advisor to the Board of Directors of Hilite in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction. In addition, Hilite has agreed to indemnify us for certain liabilities that may arise out of such services, including the rendering of this opinion. FUCMC and/or its affiliates will be participating, with your consent, as administrative agent, syndication agent, lender in the senior secured credit facility, and lender holding subordinated notes with attached warrants, for the financing of the Transaction, for which services FUCMC and/or such affiliates will receive customary compensation. In the ordinary course of business, FUCMC and/or its affiliates may actively trade the securities of Hilite for their own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in securities of Hilite.

     In arriving at our opinion, BHC reviewed and analyzed certain publicly available financial information and other information concerning the Company and certain internal analyses and other information furnished to BHC by the Company. BHC also held discussions with members of senior management of the Company regarding the business and prospects of the Company. In addition, BHC:

          (i) reviewed the reported prices and trading activity for the Hilite Common Stock;

          (ii) compared certain financial and stock market information for Hilite with similar information for certain other companies whose securities are publicly traded;

          (iii) reviewed the financial terms of certain recent business combinations which BHC deemed comparable in whole or in part;

          (iv) reviewed the terms of the Agreement as furnished to BHC in draft form dated April 25, 1999; and

The Board of Directors
Hilite Industries, Inc.
April 26, 1999
Page  2

          (v) performed such other studies and analyses and considered such other factors as BHC deemed appropriate.

     We have not independently verified any of the information described above and for purposes of this opinion have assumed the accuracy, completeness and fairness thereof. With respect to the information relating to the prospects of Hilite, we have assumed that such information reflects the best currently available judgments and estimates of the management of Hilite as to the likely future financial performance of Hilite. We also have assumed, with your consent, that the final terms of the Agreement reviewed by us in draft form dated April 25 will not vary materially from the draft reviewed by us. In addition, we have not made an independent evaluation or appraisal of the assets or liabilities of Hilite, nor have we been furnished with any such evaluations or appraisals. Our opinion is based on market, economic, and other conditions as they exist and can be evaluated as of the date of this letter.

     In connection with our engagement to provide financial advisory services to the Board of Directors concerning strategic alternatives, we were authorized to solicit, and did solicit, interest from third parties with respect to the acquisition of Hilite. In arriving at our opinion, we have considered the nature, scope, and results of such solicitation. Our advisory services and the opinion expressed herein were prepared for the use of the Board of Directors of Hilite and do not constitute a recommendation to any shareholder as to whether or not any such shareholder should tender shares of Hilite Common Stock in the Tender Offer or how such shareholder should vote on the proposed Merger. We hereby consent to the inclusion of this opinion in its entirety as an exhibit to the tender offer or proxy statement of Hilite distributed in connection with the Transaction.

     Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the cash consideration to be received in the Transaction by the holders of Hilite Common Stock (other than Roll-over Shareholders with respect to their retained Shares) is fair, from a financial point of view, to such holders.

                                          Sincerely,

                                          /s/ JOSEPH F. KENNY

                                          BOWLES HOLLOWELL CONNER

                                                                    SCHEDULE III

                GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

Section 262.  APPRAISAL RIGHTS.

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of such stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to section 251 (other than a merger effected pursuant to section 251(g) of this title), section 252, section 254, section 257, section 258, section 263 or section 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of section 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

                                      III-1

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for the approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to section 228 or 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

                                      III-2

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

                                      III-3

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded such stockholder's appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                      III-4

                                                                     SCHEDULE IV

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of Hilite Industries, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Hilite Industries, Inc. and its subsidiary at June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

Dallas, Texas
July 28, 1998

                            HILITE INDUSTRIES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                     AS OF JUNE 30,
                                                              ----------------------------
                                                                  1998            1997
                                                              ------------    ------------
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $         --    $         --
  Accounts receivable, less allowance for doubtful accounts
     of $193,015 at June 30, 1998 and $195,427 at June 30,
     1997...................................................    11,289,779       9,991,098
  Tooling receivable........................................       716,700          96,734
  Inventories...............................................     9,927,849      10,075,786
  Income taxes receivable...................................       542,188              --
  Deferred income taxes.....................................     1,817,012       1,774,082
  Assets held for disposal..................................       532,533              --
  Prepaid expenses and other current assets.................     1,015,764         739,803
                                                              ------------    ------------
     Total current assets...................................    25,841,825      22,677,503
                                                              ------------    ------------
Property, plant and equipment...............................    43,538,367      38,400,240

Less accumulated depreciation and amortization..............   (15,921,909)    (12,077,533)
                                                              ------------    ------------
Property, plant and equipment, net..........................    27,616,458      26,322,707
                                                              ------------    ------------
Assets held for disposal....................................            --       2,330,800

Goodwill, net of accumulated amortization...................     3,898,209       5,888,167
                                                              ------------    ------------
TOTAL ASSETS................................................  $ 57,356,492    $ 57,219,177
                                                              ============    ============

            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses.....................  $ 12,849,981    $ 11,875,962
  Long-term debt -- current portion.........................     2,422,945       2,422,950
  Income taxes payable......................................            --          49,883
                                                              ------------    ------------
     Total current liabilities..............................    15,272,926      14,348,795
                                                              ------------    ------------
Long-term debt..............................................    12,956,896      16,486,252

Subordinated debt...........................................            --       1,785,184

Deferred income taxes.......................................     2,978,761       2,595,392
                                                              ------------    ------------
     Total non-current liabilities..........................    15,935,657      20,866,828
                                                              ------------    ------------
Commitments and Contingencies (See Note 12.)

Stockholders' equity:
  Preferred Stock, $.01 par value; 5,000,000 shares
     authorized, none issued and outstanding................            --              --
  Common stock, $.01 par value; 15,000,000 shares
     authorized, 4,900,000 issued and outstanding at June
     30, 1998 and 1997......................................        49,000          49,000
  Additional paid-in capital................................     9,105,674       9,105,674
  Retained earnings.........................................    16,993,235      12,848,880
                                                              ------------    ------------
     Total stockholders' equity.............................    26,147,909      22,003,554
                                                              ------------    ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................  $ 57,356,492    $ 57,219,177
                                                              ============    ============

  The accompanying notes are an integral part of these consolidated financial statements.

                            HILITE INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                             FOR THE YEAR ENDED JUNE 30,
                                                      -----------------------------------------
                                                         1998           1997           1996
                                                      -----------    -----------    -----------
Net sales...........................................  $87,166,468    $73,492,117    $72,641,500

Cost of sales.......................................   69,763,754     63,938,186     57,710,737
                                                      -----------    -----------    -----------
Gross profit........................................   17,402,714      9,553,931     14,930,763

Selling, general and administrative expenses........    9,026,028     10,339,722      7,575,953
                                                      -----------    -----------    -----------
Operating income (loss).............................    8,376,686       (785,791)     7,354,810

Interest expense....................................    1,319,957      1,713,763      1,659,373
                                                      -----------    -----------    -----------
Income (loss) before income taxes...................    7,056,729     (2,499,554)     5,695,437

Income tax provision (benefit)......................    2,544,874       (842,569)     2,063,580
                                                      -----------    -----------    -----------
Net income (loss)...................................  $ 4,511,855    $(1,656,985)   $ 3,631,857
                                                      ===========    ===========    ===========
EARNINGS (LOSS) PER SHARE:
  Basic.............................................  $      0.92    $     (0.34)   $      0.74
                                                      ===========    ===========    ===========
  Diluted...........................................  $      0.92    $     (0.34)   $      0.74
                                                      ===========    ===========    ===========
SHARES USED IN COMPUTING EARNINGS PER SHARE:
  Basic.............................................    4,900,000      4,900,000      4,900,000
                                                      ===========    ===========    ===========
  Diluted...........................................    4,912,655      4,900,000      4,903,951
                                                      ===========    ===========    ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                            HILITE INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             FOR THE YEAR ENDED JUNE 30,
                                                       ----------------------------------------
                                                          1998          1997           1996
                                                       ----------    -----------    -----------
CASH FLOWS FROM OPERATIONS:
Net income (loss)....................................  $4,511,855    $(1,656,985)   $ 3,631,857
  Adjustments to reconcile net income (loss) to net
     cash provided by operations:
       Depreciation..................................   3,574,599      3,517,792      3,005,474
       Goodwill amortization.........................     285,019        307,123        316,968
       Restructuring charge..........................          --      2,738,352             --
       Increase (decrease) in net deferred income
          taxes......................................     340,439       (783,652)       647,962
                                                       ----------    -----------    -----------
Cash provided from operations before changes in
  operating assets and liabilities...................   8,711,912      4,122,630      7,602,261
       Changes in operating assets and liabilities:
          (Increase) decrease in accounts
            receivable...............................  (1,298,681)     1,365,379     (2,491,920)
          (Increase) decrease in tooling
            receivable...............................    (619,966)       664,248       (106,215)
          (Increase) decrease in inventories.........     147,937     (1,370,079)      (149,820)
          (Increase) decrease in prepaid expenses and
            other current assets.....................    (275,961)      (370,017)       332,406
          Increase (decrease) in accounts payable and
            accrued expenses.........................     893,772      1,285,554        (80,014)
          Increase (decrease) in income taxes
            payable..................................    (592,070)       285,498       (248,952)
                                                       ----------    -----------    -----------
       Total changes in operating assets and
          liabilities................................  (1,744,969)     1,860,583     (2,744,515)
                                                       ----------    -----------    -----------
Net cash provided by operations......................   6,966,943      5,983,213      4,857,746
                                                       ----------    -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property, plant and equipment, net....  (3,070,083)    (4,824,375)    (5,764,817)
  Acquisition of subsidiary..........................          --             --     (7,789,000)
                                                       ----------    -----------    -----------
Net cash used in investing activities................  (3,070,083)    (4,824,375)   (13,553,817)
                                                       ----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from acquisition financing................          --             --     15,397,000
  Dividends paid.....................................    (367,500)            --             --
  Repayment of subordinated debt.....................          --        (75,000)            --
  Proceeds from long-term debt.......................          --      1,212,258      1,841,085
  Repayments of long-term debt.......................  (3,529,360)    (2,296,096)    (9,662,557)
                                                       ----------    -----------    -----------
Net cash provided by (used in) financing
  activities.........................................  (3,896,860)    (1,158,838)     7,575,528
                                                       ----------    -----------    -----------
Net decrease in cash and cash equivalents............          --             --     (1,120,543)
Cash and cash equivalents at beginning of period.....          --             --      1,120,543
                                                       ----------    -----------    -----------
Cash and cash equivalents at end of period...........  $       --    $        --    $        --
                                                       ==========    ===========    ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                            HILITE INDUSTRIES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                  COMMON STOCK        ADDITIONAL                       TOTAL
                              --------------------     PAID-IN       RETAINED      STOCKHOLDERS'
                               SHARES      AMOUNT      CAPITAL       EARNINGS         EQUITY
                               ------      ------     ----------     --------      -------------
Balance June 30, 1995.......  4,900,000    49,000     9,105,674      10,874,008      20,028,682

Net income for the year
  ended June 30, 1996.......         --        --            --       3,631,857       3,631,857
                              ---------    -------    ----------    -----------     -----------
Balance June 30, 1996.......  4,900,000    49,000     9,105,674      14,505,865      23,660,539

Net loss for the year ended
  June 30, 1997.............         --        --            --      (1,656,985)     (1,656,985)
                              ---------    -------    ----------    -----------     -----------
Balance June 30, 1997.......  4,900,000    49,000     9,105,674      12,848,880      22,003,554

Dividends paid..............         --        --            --        (367,500)       (367,500)

Net income for the year
  ended June 30, 1998.......         --        --            --       4,511,855       4,511,855
                              ---------    -------    ----------    -----------     -----------
Balance June 30, 1998.......  4,900,000    $49,000    $9,105,674    $16,993,235     $26,147,909
                              =========    =======    ==========    ===========     ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                            HILITE INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Hilite Industries, Inc. ("Hilite" or the "Company") is engaged in the manufacture of products used primarily in the automotive industry. The Company's products are sold primarily to manufacturers of automobiles and their suppliers, pursuant to credit terms customarily extended in the industry. The Company operates separately under the names Pitts Industries ("Pitts"), Surfaces, Machine Parts Company ("MAPCO") and North American Spring and Stamping Corp. ("NASS"). Pitts manufactures electromagnetic clutches for various applications. Surfaces manufactures brake proportioning valves for automotive brake systems. MAPCO manufactures mounting brackets, fan blades and pulleys. NASS manufactures specialty springs, stamping products and assemblies.

     On July 21, 1995, the Company acquired 100% of the outstanding common stock of North American Spring and Stamping Corp. from its three stockholders ("Selling Shareholders"). In consideration for the transaction, the Company paid $17,397,000. During fiscal 1998, as a result of a lawsuit settlement, the Company was relieved of its obligation to pay approximately $2,000,000 in principal and interest on subordinated notes associated with the acquisition (See Footnote 4). The acquisition was accounted for by the purchase method of accounting and NASS' assets and liabilities were recorded at their fair value at the date of the acquisition. The Company's consolidated statements of operations include the results of operation of NASS subsequent to July 21, 1995.

     The Company's significant accounting policies are as follows:

          Cash and Cash Equivalents -- Cash and cash equivalents include cash on hand and short-term investments with original maturities of three months or less.

          Inventory -- Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out ("FIFO") basis.

          Property, Plant and Equipment -- Property, plant and equipment are carried at cost. Depreciation and amortization are computed on the straight-line basis over the estimated useful lives of the assets as follows:

    Buildings and improvements          20 years or remaining useful life

    Machinery and equipment             5 to 10 years

    Other assets                        3 years

     Repair and maintenance expenditures are charged to operations as incurred and expenditures for major renewals and betterments are capitalized. When units of property are disposed of, the cost and related accumulated depreciation are removed from the accounts, and the resulting gains or losses are included in the results of operations.

     Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset or group of assets may not be recoverable. The impairment review includes a comparison of future cash flows expected to be generated by the asset or group of assets with their associated carrying value. If the carrying value of the asset or group of assets exceeds expected cash flows (undiscounted and without interest charges), an impairment loss is recognized to the extent carrying amounts exceed fair value.

     The Company routinely makes expenditures for tooling fixtures and equipment required for production of specific products for customers. These costs are generally reimbursed by customers. To the extent that expenditures do not equal related reimbursements, the difference is capitalized and included in property, plant and equipment (other) and amortized over the related production life. Net costs expended for tooling which are expected to be reimbursed within one year are included in prepaid expenses and other current assets. Net reimbursements in excess of amounts expended are recorded in accounts payable and accrued expenses until expended.

                            HILITE INDUSTRIES, INC.

     Goodwill -- The excess of cost over the fair value of net assets acquired in an acquisition (goodwill) is being amortized over 20 years on a straight-line basis. The recoverability of goodwill is assessed by the Company on an ongoing basis by comparing the undiscounted value of expected future operating cash flows to the carrying value of goodwill. Amortization expense was $285,000, $307,000, and $317,000 as of June 30, 1998, 1997, and 1996, respectively.

     Revenue Recognition -- Sales revenue and related cost of sales are recognized as products are shipped. In the ordinary course of business, certain products sold by the Company are subject to retroactive price adjustments. No material retroactive price adjustments were recorded in the financial statements for the 1998, 1997, or 1996 fiscal years. The Company's management believes that there are no sales recorded in the financial statements for periods which are subject to material retroactive adjustment.

     Research and Development -- The Company is engaged in numerous research and development projects. Costs associated with these projects are charged to operations when incurred. Research and development costs, which are included in general and administrative expenses, totaled $1,280,000, $882,000, and $945,000 for the years ended June 30, 1998, 1997, and 1996, respectively. Of these expenditures, $257,000, $240,000, and $343,000, respectively, were sponsored by customers and $1,023,000, $642,000, and $602,000, respectively, was sponsored by the Company.

     Income Taxes -- Deferred income taxes are provided for using the liability method. Under this method, deferred tax assets and liabilities are recognized on the tax effect of differences between the financial statement and tax basis of assets and liabilities using presently enacted tax rates.

     Use of Estimates -- Financial statements prepared in conformity with generally accepted accounting principles require management to make estimates and assumptions about reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of revenue and expenses. Management must also make estimates and judgments about future results of operations related to specific elements of the business in assessing recoverability of assets and recorded values of liabilities. Actual results could differ from these estimates.

     Stock-Based Compensation -- The Company adopted, on a disclosure basis only, Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, in fiscal 1996. The Company continues to measure compensation costs under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

     Earnings Per Share -- Effective December 31, 1997, the Company adopted Financial Accounting Standards No. 128, "Earnings per Share" ("FAS 128"). FAS 128 establishes standards for computing and presenting earnings per share ("EPS"). The statement requires dual presentation of basic and diluted EPS on the income statement for entities with complex capital structures and requires reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes the effect of potential dilutive securities while diluted EPS reflects the potential dilution that would have occurred if securities or other contracts to issue common stock were exercised, converted, or resulted in the issuance of common stock that would have then shared in the earnings of the entity. EPS data for the year ended June 30, 1998 and all prior periods presented herein have been restated to conform with the provisions of this statement. The table below is a reconciliation of the numerator and denominator used in the basic and diluted EPS calculations.

     Options to purchase 69,800 shares of common stock in 1998, and warrants to purchase 100,000 shares of common stock in 1998 and 1996 were not included in the computation of diluted earnings per common share in 1998 and 1996 because the exercise price of these equity instruments was greater than the average market price of the common stock during the year. In 1997, 120,200 options and 100,000 warrants to purchase common stock

                            HILITE INDUSTRIES, INC.

were not included in the computation of diluted earnings per common share because the Company was in a loss position and their inclusion would have been antidilutive.

                                                           1998          1997           1996
                                                        ----------    -----------    ----------
Net income (loss) available to shareholders...........  $4,511,855    $(1,656,985)   $3,631,857
                                                        ==========    ===========    ==========
Weighted average number of shares in basic EPS........   4,900,000      4,900,000     4,900,000

Effect of dilutive securities:
  Stock options.......................................      12,655             --         3,951
                                                        ----------    -----------    ----------
Weighted average number of common shares and dilutive
  potential common shares used in diluted EPS.........   4,912,655      4,900,000     4,903,951
                                                        ==========    ===========    ==========

     Reclassifications -- Certain prior year amounts have been reclassified to conform with the current year presentation.

2. NASS ACQUISITION

     On July 21, 1995, the Company acquired 100% of the outstanding common stock of North American Spring and Stamping Corp. from its three stockholders. In consideration for the transaction, the Company paid $17,397,000. The amount paid at closing included:

Cash paid to Selling Shareholders...........................    $ 7,789,000

Cash used to refinance certain long-term debt of NASS.......      7,608,000
                                                                -----------
          Total cash portion of acquisition.................     15,397,000

Subordinated notes payable ("Subordinated Notes") issued to
  the Selling Shareholders..................................      2,000,000
                                                                -----------
          Total.............................................    $17,397,000
                                                                ===========

     The acquisition was accounted for by the purchase method of accounting and NASS' assets and liabilities were recorded at their fair value at the date of the acquisition. The Company's consolidated statements of operations include the results of operations of NASS subsequent to July 21, 1995. In connection with the acquisition, goodwill of $6,512,000 was recorded.

     During fiscal 1998, as a result of a lawsuit settlement, the Company was relieved of its obligation to pay approximately $2,000,000 in principal and interest on subordinated notes associated with the acquisition. The reduction in the principal of the note was credited against goodwill. (See Footnote 4.)

  Supplemental Proforma Results of Operations (Unaudited)

     The following unaudited proforma summary presents the consolidated results of operations as if the acquisition occurred at the beginning of fiscal 1995 and does not purport to be indicative of what would have occurred had the acquisition actually been made as of such date or of results which may occur in the future.

                                                                   1996
                                                                -----------
Net sales...................................................    $73,744,530

Net income..................................................      3,597,833

Net income per share........................................           0.73

                            HILITE INDUSTRIES, INC.

     Adjustments made in arriving at the proforma unaudited results of operations include the difference in depreciation expense resulting from the change in the carrying value of property and equipment to their estimated fair values, differences in cost of sales for the change in inventory valued on the FIFO method of inventories rather than the LIFO method and increase in goodwill amortization resulting from the transaction.

3. RESTRUCTURING CHARGE

     As a result of operating problems and inefficiencies at the NASS division, the Company's Board of Directors approved a plan, in June 1997, to substantially restructure the NASS operations. In conjunction with this plan, the Company recorded a charge to pre-tax earnings totaling approximately $2,700,000 ($1,000,000 in cost of sales and $1,700,000 in selling, general and administrative costs). The charge is comprised of a reduction (approximately $900,000) in the net book value of certain assets, primarily machinery, equipment and tooling, to their estimated fair value, net of estimated selling costs, accrual of certain costs which the Company expects to incur in terminating contractual obligations, but for which no future economic benefit will be received (approximately $1,600,000) and other costs (approximately $200,000). During the year ending June 30, 1998, the restructuring plan was substantially completed and approximately $950,000 had been charged against the accrual for terminating contractual obligations and approximately $30,000 had been charged against the accrual for other costs. As of June 30, 1998, approximately $830,000 of the restructuring accrual remained and is expected to be paid during fiscal 1999.

4. LAWSUIT SETTLEMENT

     In May 1997, the Company initiated a law suit in the United States District Court for the Northern District of Illinois (Eastern Division) against the former owners of NASS (now known as the specialty components and assemblies division). The Company alleged, among other things, that the former owners of NASS made material misrepresentations in connection with the Company's acquisition of NASS. On February 13, 1998, an agreement was reached between the Company and the former owners of NASS to settle the suit. Under the terms of the Settlement Agreement, the Company is relieved of its obligation to pay approximately $2,000,000 in principal and interest under the Note issued as part of the consideration for the acquisition of NASS. The reduction in the principal amount of the note was credited against goodwill. The Company will not be required to make any future payments under the employment and non-compete agreements with the former owners and, in addition, the former owners reimbursed the Company for a portion of its legal fees incurred in connection with the lawsuit. The former owners, however, remain bound by the non-competition provisions in their respective employment agreements. In addition, the parties executed limited mutual general releases. As a result of the settlement, selling, general and administrative expense and interest expense in 1998 were reduced by approximately $52,000 and $84,000, respectively.

5. INVENTORIES

     Inventories at June 30, 1998 and 1997 consisted of the following:

                                                                 1998          1997
                                                              ----------    -----------
Raw materials...............................................  $4,401,069    $ 3,916,344
Work in process.............................................   2,244,363      2,254,960
Finished goods..............................................   3,282,417      3,904,482
                                                              ----------    -----------
                                                              $9,927,849    $10,075,786
                                                              ==========    ===========

                            HILITE INDUSTRIES, INC.

6. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment at June 30, 1998 and 1997 consisted of the following:

                                                                  1998            1997
                                                              ------------    ------------
Land........................................................  $  1,150,000    $  1,150,000
Building and improvements...................................     7,414,306       6,855,531
Machinery and equipment.....................................    34,714,567      29,834,599
Other.......................................................       259,494         560,110
                                                              ------------    ------------
                                                                43,538,367      38,400,240
Less accumulated depreciation and amortization..............   (15,921,909)    (12,077,533)
                                                              ------------    ------------
                                                              $ 27,616,458    $ 26,322,707
                                                              ============    ============

     Progress payments for machinery ordered and not placed in service totaling $1,434,450 and $1,635,000 as of June 30, 1998 and 1997, respectively, are included in machinery and equipment. Open commitments to purchase machinery and equipment at June 30, 1998 totaled $1,001,000.

     As part of the restructuring plan at NASS, net fixed assets of $2,330,800 (fixed assets of $3,476,318 and accumulated depreciation of $1,146,518) were reclassified on the balance sheet as assets held for disposal on June 30, 1997. During fiscal 1998, the Company decided to retain certain of these assets with a net book value of $1,600,000. Depreciation expense on these assets for a full year is included in the 1998 results of operations. As of June 30, 1998, net fixed assets of $532,533 (fixed assets of $1,071,577 and accumulated depreciation of $539,019) are classified as assets held for disposal. On July 1, 1998, the Company entered into an agreement to sell $475,000 of the assets held for disposal which represented their net book value.

     Retirements of machinery and equipment were $242,000 and $644,310 during fiscal year 1998 and 1997, respectively. There were no significant disposals during fiscal year 1996.

     Routine repairs and maintenance charged to expense were $2,012,716, $1,847,735, and $1,355,757 for the years ended June 30, 1998, 1997, and 1996, respectively.

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     Accounts payable and accrued liabilities at June 30, 1998 and 1997 consisted of the following:

                                                                 1998           1997
                                                              -----------    -----------
Trade accounts payable......................................  $ 7,442,026    $ 5,531,022
Restructuring accrual.......................................      828,212      2,082,026
Accrued payroll and payroll related.........................    1,584,400      1,447,151
Accrued employee benefit plan costs.........................      813,508        698,539
Accrued health plan claims..................................      268,324        291,961
Accrued occupational injury plan costs......................      140,000        475,000
Other accrued expenses......................................    1,773,511      1,350,263
                                                              -----------    -----------
          Total.............................................  $12,849,981    $11,875,962
                                                              ===========    ===========

                            HILITE INDUSTRIES, INC.

8. LONG-TERM DEBT

     Long-term debt at June 30, 1998 and 1997 consisted of the following:

                                                                 1998           1997
                                                              -----------    -----------
Consolidated term loans.....................................  $ 8,043,052    $ 9,973,385
Revolving line of credit....................................    5,394,062      6,500,477
Equipment acquisition term notes payable....................    1,340,060      1,768,673
Real estate term note payable...............................      602,667        666,667
                                                              -----------    -----------
                                                               15,379,841     18,909,202
Less current portion........................................   (2,422,945)    (2,422,950)
                                                              -----------    -----------
                                                              $12,956,896    $16,486,252
                                                              ===========    ===========

     Effective August 30, 1997, the bank increased the revolving line of credit to $12,000,000 and on September 18, 1997 the bank increased the availability under the equipment acquisition facility to $3,000,000 to reflect new credit facilities totaling $28,700,000. The credit facilities, as of June 30, 1998, consist of the following:
---------------

(1) Term loans of $13,700,000 original principal balance and $8,043,052 outstanding at June 30, 1998. Principal payments on the term loan of approximately $163,000 together with interest are payable monthly. The maturity date of the term loans is August 1, 2002. The term loans bear interest at a blended rate of 6-month and 12-month LIBOR plus 1 1/2% (7.525% at June 30, 1998). The term loans were used for funding the acquisition of NASS and for refinancing Company debt,

(2) A revolving line of credit of $12,000,000, subject to availability requirements, with interest payable monthly at either the bank's prime rate less 1/2% (8.00% at June 30, 1998) or a blended rate of 6-month and 12-month LIBOR plus 1 1/4 % (7.070%) at June 30, 1998. As of the balance sheet date, the revolving line of credit was due to expire on July 21, 1999 and is reflected as a long-term liability on the financial statements. A commitment fee of 1/4%, per annum, is charged on the average unused portion of the revolving line of credit to the bank, payable quarterly. As of June 30, 1998, $5,394,062 had been used on the line of credit and $5,435,891 is available,

(3) An equipment acquisition facility of $3,000,000 for the financing of equipment is available at June 30, 1998. Any term notes payable issued under this facility bear interest, at the Company's option, at either prime rate or LIBOR plus 1 1/2%.

     In addition to the above credit facility, the Company has a fifteen-year real estate note with the same bank that expires on November 1, 2007. The note, which has an original principal amount of $960,000 and a $602,667 outstanding balance at June 30, 1998, is payable in monthly installments of $5,333 plus interest at the prime rate (8.50% at June 30, 1998). The Company also has two equipment acquisition term notes payable with the same bank that expire on March 1, 2001 and June 1, 2002, respectively. The notes, which have an original principal amount of $1,498,000 and $645,000, respectively, and an outstanding balance of $823,704 and $516,356, respectively, on June 30, 1998, are payable in monthly installments of $24,961 and $10,750, respectively, plus interest at LIBOR plus 1 1/2% (7.241% at June 30, 1998).

     All of the notes and line of credit are collateralized by the accounts receivable, inventory, equipment and real estate of the Company. The bank has the right to accelerate each of the maturity dates of the consolidated term note and real estate note to coincide with the maturity date of the revolving line of credit. The Agreement contains certain covenants relating to tangible net worth, debt and cash flow coverage ratio.

                            HILITE INDUSTRIES, INC.

     Principal payments on long-term debt, excluding the revolving line of credit, due in each of the next five fiscal years and thereafter are $2,422,945, $2,422,945, $2,348,063, $2,123,437, $385,724, and $282,665, respectively.
Interest payments during the years ended June 30, 1998, 1997 and 1996 were $1,425,865, $1,662,215, and $1,659,373, respectively.

9. INCOME TAXES

     The provision for federal income taxes for the years ended June 30, 1998, 1997, and 1996 consisted of the following:

                                                             1998         1997          1996
                                                          ----------    ---------    ----------
Current:
Federal.................................................  $2,040,099    $(205,251)   $1,274,580
State...................................................     164,336      145,699       113,000
Deferred................................................     340,439     (783,017)      676,000
                                                          ----------    ---------    ----------
          Total.........................................  $2,544,874    $(842,569)   $2,063,580
                                                          ==========    =========    ==========

     The following is a reconciliation between the Company's income tax expense calculated using the statutory federal income tax rate and the tax expense calculated using the effective income tax rate for the years ended June 30, 1998, 1997, and 1996:

                                                             1998         1997          1996
                                                          ----------    ---------    ----------
Pre-tax book income at statutory rate...................  $2,399,288    $(849,897)   $1,936,450
State taxes.............................................     131,506       33,257       113,000
Other...................................................      14,080      (25,929)       14,130
                                                          ----------    ---------    ----------
                                                          $2,544,874    $(842,569)   $2,063,580
                                                          ==========    =========    ==========

     The components of net deferred tax assets and liabilities at of June 30, 1998 and 1997 consisted of the following:

                                                               1998          1997
                                                            ----------    ----------
Deferred assets:
  Book accruals and reserves in excess of cumulative tax
     Deductions...........................................  $1,345,094    $1,599,293
  Inventory capitalization................................     471,918       174,789
                                                            ----------    ----------
Total.....................................................  $1,817,012    $1,774,082
                                                            ==========    ==========
Deferred liability -- tax depreciation in excess of
  book....................................................  $2,978,761    $2,595,392
                                                            ==========    ==========

     Tax payments during the years ended June 30, 1998, 1997, and 1996 were $1,935,000, $139,000, and $1,630,000, respectively.

                            HILITE INDUSTRIES, INC.

10. SALES TO MAJOR CUSTOMERS

     The Company's five largest customers with their percentages of the Company's net sales for the 1998, 1997 and 1996 fiscal years were as follows:

                                                              PERCENTAGE OF NET SALES
                                                              -----------------------
                          CUSTOMER                            1998     1997     1996
                          --------                            -----    -----    -----
Ford........................................................   26%      30%      30%
Borg-Warner.................................................    9        7        7
Bosch (formerly AlliedSignal)...............................    7        6        7
Chrysler....................................................    7        6        7
Motorola....................................................    7        3       --

     The Company's customers are primarily in the automotive industry and, as a result, the Company is impacted by the overall economic conditions within the industry.

11. TRANSACTIONS WITH RELATED PARTIES

     During the year ended June 30, 1998, 1997, and 1996, the Company paid management fees of $283,750, $235,000, and $235,000 respectively, to Lineberger & Co., LLC, an entity owned by the Company's Chairman of the Board.

     In connection with the acquisition of North American Spring and Stamping Corp. on July 21, 1995, Lineberger & Co., LLC was paid a transaction fee of $150,000.

     In March, 1998, the Company entered into an agreement with a Director's automotive aftermarket consulting firm for business and marketing development. For the year ended June 30, 1998, the Company paid fees of $10,000.

12. CONTINGENCIES

     On January 28, 1998, the Company announced that it had been notified by Visteon, a division of Ford Motor Company, that a part manufactured by the Company's specialty components and assemblies division is involved in a recall regarding a fuel gauge accuracy problem with certain 1997 model year vehicles. Based upon information currently available to the Company, management believes that this matter will be resolved in a manner not materially adverse to the Company.

     In the normal course of business, the Company is subject to certain claims and litigation related to on-the-job injuries. The Company does not believe that any claims will have a material adverse effect on the Company.

                            HILITE INDUSTRIES, INC.

13. LEASE COMMITMENTS

     The following is a schedule of future minimum lease payments under operating leases with initial lease terms in excess of one year:

                                                                OPERATING
                                                                 LEASES
                                                                ---------
Year ending June 30,
  1999......................................................    $380,610
  2000......................................................     194,007
  2001......................................................     105,009
  2002......................................................      25,517
  2003......................................................       8,100
  Thereafter................................................          --
                                                                --------
Total minimum lease payments................................    $713,243
                                                                ========

     Total minimum lease payments have been reduced by $224,000 to reflect the total minimum lease payments expected to be received under a noncancelable sublease arrangement. Rental expense for the years ended June 30, 1998, 1997, and 1996 was $373,165, $500,047, and $419,231, respectively.

14. EMPLOYEE BENEFITS

     The Company sponsors three defined contribution retirement plans for Company employees. Employees are eligible to participate in the plan upon attaining certain age and service requirements. Under these plans, eligible employees may contribute amounts through payroll deductions. Employer contributions are made either through matching contributions of employee deductions or through a discretionary contribution. During the years ended June 30, 1998, 1997 and 1996, employer contribution were expensed of $380,000, $346,000, and $360,000, respectively.

     The Company has noncontributory defined benefit pension plans covering NASS salaried and bargaining unit employees. Pension plan assets are primarily invested in marketable equity securities and corporate and government securities. Benefits are generally based on years of service, age at retirement and the employee's compensation. The Company's funding policy is to contribute amounts equal to, or exceeding, minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The projected benefit obligation, plan assets and net periodic pension cost associated with these defined benefit pension plans are not significant to the Company's consolidated financial statements.

     In December 1995, the Company froze all benefits in the NASS defined benefit pension plan for salaried employees. In June 1997, the Board of Directors of the Company approved the termination of the plan. As of June 30, 1998, there were sufficient plan assets and Company reserves to satisfy the asset distribution.

     The Company sponsors two self-funded employee benefit plans which provide comprehensive medical benefits and life and accidental death and dismemberment insurance to Company employees and their dependents. Eligible employees include all employees (excluding union employees at the NASS location) who work full-time (at least thirty hours per week) and have completed either thirty or sixty days of continuous full-time employment, depending on their classification. During the years ended June 30, 1998, 1997 and 1996, the Company incurred expense of $1,724,000, $1,637,000, and $1,230,000, respectively, under these plans.

     Union employees at the NASS location receive medical benefits through a trust administered by a third party. The Company paid premiums into the trust during the years ended June 30, 1998, 1997, and 1996 totaling $737,000, $682,000, and $613,000, respectively.

                            HILITE INDUSTRIES, INC.

15. STOCK-BASED COMPENSATION

     During November 1993, the stockholders of the Company approved a stock option plan and 100,000 shares (increased to 125,000 upon shareholder approval in November 1997) of Common Stock were reserved for issuance upon exercise of the options to be granted to employees, officers and directors of the Company under the plan.

     A summary of stock option activity is as follows:

                                           1998                   1997                   1996
                                    -------------------    -------------------    ------------------
                                    NUMBER     AVERAGE     NUMBER     AVERAGE     NUMBER    AVERAGE
                                      OF       EXERCISE      OF       EXERCISE      OF      EXERCISE
                                    SHARES      PRICE      SHARES      PRICE      SHARES     PRICE
                                    -------    --------    -------    --------    ------    --------
Options outstanding at Beginning
  of year.........................  120,200     $7.38       69,800     $9.00      69,800     $9.00
Options granted...................       --        --       50,400      5.13          --        --
Options exercised.................       --        --           --        --          --        --
Options canceled..................       --        --           --        --          --        --
                                    -------     -----      -------     -----      ------     -----
Options outstanding at End of
  year............................  120,200     $7.38      120,200     $7.38      69,800     $9.00
                                    =======     =====      =======     =====      ======     =====
Options exercisable at End of
  year............................  120,200     $7.38      116,200     $7.32      53,396     $9.00
                                    =======     =====      =======     =====      ======     =====

     The following information is presented for stock options outstanding at June 30, 1998.

          OUTSTANDING                 EXERCISABLE
-------------------------------   -------------------
          AVERAGE      AVERAGE               AVERAGE
            LIFE       EXERCISE              EXERCISE
SHARES   (IN YEARS)     PRICE     SHARES      PRICE
-------  ----------    --------   -------    --------
 69,800       7         $9.00      69,800     $9.00
 50,400      10         $5.13      50,400     $5.13
-------      --         -----     -------     -----
120,200                           120,200
=======                           =======

     In conjunction with the Company's initial public offering, 100,000 warrants were issued to certain Underwriters. The exercise price for these warrants is $10.80 per share. At June 30, 1998, all of these warrants are outstanding and exercisable.

     In fiscal 1996, the Company adopted the disclosure-only option under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). For the purposes of pro forma disclosures, the estimated fair value of the options and restricted share awards is amortized to expense over the vesting period. The estimated fair value of the options granted during the year ended June 30, 1997, using the Black-Scholes pricing model, is $147,017.

     If the Company had recorded compensation expense in the fiscal years ended 1998, 1997, and 1996 in accordance with the provisions of FAS 123, the pro forma net income (loss) and earnings (loss) per share for these periods would have been as follows:

                                                           1998          1997           1996
                                                        ----------    -----------    ----------
Net income (loss) available to shareholders...........  $4,511,855    $(1,754,457)   $3,631,857
Earnings (loss) per common share:
  Basic...............................................  $     0.92    $     (0.36)   $     0.74
  Diluted.............................................  $     0.92    $     (0.36)   $     0.74

                            HILITE INDUSTRIES, INC.

     The significant assumptions used to estimate the fair value of the stock options granted in fiscal 1997 include a risk-free rate of return of 6.70%, expected option life of ten years, expected volatility of 29.48% and no expected dividend payments. The effects of applying FAS 123 in this pro forma disclosure are not indicative of future amounts as the pro forma amounts do not include the impact of stock option awards granted prior to fiscal 1996.

                                                                      SCHEDULE V

                            HILITE INDUSTRIES, INC.

                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

                                                               MARCH 31,        JUNE 30,
                                                                  1999            1998
                                                              ------------    ------------
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $         --    $         --
  Accounts receivable, less allowance for doubtful accounts
     of $250,620 and $193,015 at March 31 and June 30,
     respectively...........................................    16,347,027      11,289,779
  Tooling receivable........................................       591,700         716,700
  Inventories...............................................    10,025,765       9,927,849
  Income tax receivable.....................................            --         542,188
  Deferred income taxes.....................................     1,817,012       1,817,012
  Assets held for disposal..................................            --         532,533
  Prepaid expenses and other current assets.................       474,956       1,015,764
                                                              ------------    ------------
     Total current assets...................................    29,256,460      25,841,825
                                                              ------------    ------------
Property, plant and equipment...............................    46,398,659      43,538,367
Less accumulated depreciation and amortization..............   (18,556,512)    (15,921,909)
                                                              ------------    ------------
Property, plant and equipment, net..........................    27,842,147      27,616,458
Goodwill, net of accumulated amortization...................     3,727,068       3,898,209
                                                              ------------    ------------
TOTAL ASSETS................................................  $ 60,825,675    $ 57,356,492
                                                              ============    ============

            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses.....................  $ 10,672,772    $ 12,849,981
  Long-term debt -- current portion.........................     2,542,945       2,422,945
  Income taxes payable......................................     1,380,531              --
                                                              ------------    ------------
     Total current liabilities..............................    14,596,248      15,272,926
                                                              ------------    ------------
Long-term debt..............................................    13,170,014      12,956,896
Deferred income taxes.......................................     2,978,761       2,978,761
                                                              ------------    ------------
     Total non-current liabilities..........................    16,148,775      15,935,657
Stockholders' equity:
  Preferred Stock, $.01 par value; 5,000,000 shares
     authorized, none issued and outstanding................            --              --
  Common stock, $.01 par value; 15,000,000 shares
     authorized, 4,900,000 issued and outstanding at March
     31, 1999 and June 30, 1998.............................        49,000          49,000
  Additional paid-in capital................................     9,105,674       9,105,674
  Retained earnings.........................................    20,925,978      16,993,235
                                                              ------------    ------------
     Total stockholders' equity.............................    30,080,652      26,147,909
                                                              ------------    ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................  $ 60,825,675    $ 57,356,492
                                                              ============    ============

                            HILITE INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                           THREE MONTHS ENDED             NINE MONTHS ENDED
                                               MARCH 31,                      MARCH 31,
                                       --------------------------     --------------------------
                                          1999           1998            1999           1998
                                       -----------    -----------     -----------    -----------
Net sales............................  $25,630,565    $22,106,855     $68,213,758    $63,763,644
Cost of sales........................   19,935,407     17,592,124      53,594,629     50,962,220
                                       -----------    -----------     -----------    -----------
Gross profit.........................    5,695,158      4,514,731      14,619,129     12,801,424
Selling, general and administrative
  expenses...........................    2,325,166      2,067,652       6,774,452      6,778,701
                                       -----------    -----------     -----------    -----------
Operating income.....................    3,369,992      2,447,079       7,844,677      6,022,723
Interest expense.....................      280,461        186,759         970,272        986,777
                                       -----------    -----------     -----------    -----------
Income before income taxes...........    3,089,531      2,260,320       6,874,405      5,035,946
Income tax provision.................    1,147,684        797,393       2,576,407      1,842,315
                                       -----------    -----------     -----------    -----------
Net income...........................  $ 1,941,847    $ 1,462,927     $ 4,297,998    $ 3,193,631
                                       ===========    ===========     ===========    ===========
Per share data:
  Basic earnings per share...........  $       .40    $       .30     $       .88    $       .65
                                       ===========    ===========     ===========    ===========
  Diluted earnings per share.........  $       .39    $       .30     $       .87    $       .65
                                       ===========    ===========     ===========    ===========
Shares used in computing earnings per
  share:
  Basic..............................    4,900,000      4,900,000       4,900,000      4,900,000
                                       ===========    ===========     ===========    ===========
  Diluted............................    4,929,807      4,913,198       4,921,251      4,909,295
                                       ===========    ===========     ===========    ===========

                            HILITE INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)

                                                                 NINE MONTHS ENDED
                                                                      MARCH 31
                                                              ------------------------
                                                                 1999          1998
                                                              ----------    ----------
Cash flows from operations:
  Net income................................................  $4,297,998    $3,193,631
     Adjustments to reconcile net income to net cash
      provided by operations:
          Depreciation......................................   2,692,283     2,530,898
          Amortization......................................     171,140       227,972
                                                              ----------    ----------
     Cash provided from operations before changes in
      operating assets and liabilities......................   7,161,421     5,952,501
     Changes in operating assets and liabilities:
          Increase in accounts receivable...................  (5,057,248)   (2,554,150)
          (Increase) decrease in tooling and other
            receivable......................................     125,000      (613,131)
          Increase in inventories...........................     (97,916)     (838,951)
          (Increase) decrease in prepaid expenses and other
            current assets..................................     540,808       (76,966)
          Increase (decrease) in accounts payable and
            accrued expenses................................  (2,352,933)      654,568
          Increase in income taxes payable..................   1,922,719       376,049
                                                              ----------    ----------
     Total changes in operating assets and liabilities......  (4,919,570)   (3,052,581)
                                                              ----------    ----------
Net cash provided by operations.............................   2,241,851     2,899,920
                                                              ----------    ----------
Cash flows used in investing activities:
  Additions to property, plant and equipment................  (2,532,469)   (2,190,852)
  Proceeds from sale of assets..............................     325,000            --
                                                              ----------    ----------
Net cash used in investing activities.......................  (2,207,469)   (2,190,852)
                                                              ----------    ----------
Cash flows from financing activities:
  Payment of cash dividend..................................    (367,500)     (245,000)
  Proceeds from long-term debt..............................     600,000            --
  Repayment of long-term debt...............................  (1,857,209)   (1,817,204)
  Net increase in note payable..............................   1,590,327     1,353,136
                                                              ----------    ----------
Net cash used in financing activities.......................     (34,382)     (709,068)
                                                              ----------    ----------
Net change in cash and cash equivalents.....................          --            --
Cash and cash equivalents at beginning of period............          --            --
                                                              ----------    ----------
Cash and cash equivalents at end of period..................  $       --    $       --
                                                              ==========    ==========

     The letter of transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

     The Depositary for the Offer is:

                   CONTINENTAL STOCK TRANSFER & TRUST COMPANY

              By Mail:                                 By Hand:                           By Overnight Courier:
             2 Broadway                               2 Broadway                               2 Broadway
             19th Floor                               19th Floor                               19th Floor
         New York, NY 10004                       New York, NY 10004                       New York, NY 10004

     Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of this offer to purchase, the letter of transmittal and the notice of guaranteed delivery may be obtained from the Information Agent. A stockholder may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

                    The Information Agent for the Offer is:
                               MORROW & CO., INC.

                           445 Park Avenue, 5th Floor
                               New York, NY 10022
                        Banks and Brokerage Firms Call:
                                 (800) 662-5200

                           Stockholders Please Call:
                                 (800) 566-9061
                      The Dealer Manager for the Offer is:

                       FIRST UNION CAPITAL MARKETS CORP.
                      One First Union Center, Fifth Floor
                         301 South College Street, DC-5
                            Charlotte, NC 28288-0608
                                 (800) 532-2916